Exhibit 99.1
BLUE PEARL MINING LTD.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006
March 26, 2007
401 Bay Street, Suite 2010
Toronto, Ontario M5H 2Y4

BLUE PEARL MINING LTD.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

INTRODUCTORY NOTES
Cautionary Note Regarding Forward-Looking Statements
          This annual information form contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future price of molybdenum, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the impact that the significant indebtedness resulting from the Thompson Creek Acquisition (as defined herein) will have on the Corporation’s ability to operate its business; risks related to the Corporation’s ability to pursue business activities as a result of restrictive covenants in the Loan Facilities (as defined herein); general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; the age of the Langeloth Plant (as defined herein); structural integrity and old equipment at the Endako Mine (as defined herein); accidents, labour disputes and other risks of the mining industry; access to skilled labour; relations with employees; dependence upon key management personnel and executives; political instability, insurrection or war; disruption of transportation services; increased transportation costs; delays in obtaining governmental permits and approvals or financing or in the completion of development or construction activities; and the elasticity of the Corporation’s share price, as well as those factors discussed in the section entitled “Risk Factors” in this annual information form. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this annual information form and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporation undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Currency Presentation and Exchange Rate Information
          This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.
          The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2006, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2006	2005	2004
High	C$1.1726	C$1.2841	C$1.3968
Low	1.0990	1.1507	1.1774
Average (1)	1.1341	1.2118	1.3018
Closing	1.1653	1.1659	1.2036

(1)	Calculated as an average of the daily noon rates for each period.
          On March 23, 2007, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.1608.
Molybdenum Prices
          The high, low and average weekly molybdenum prices quoted in United States dollars per pound of molybdenum for Europe drummed oxide for each of the three years ended December 31, 2006, as quoted weekly in Metals Bulletin, were as follows:

	Year ended December 31
	2006	2005	2004
High	$27.80	$40.00	$16.85
Low	$22.50	$20.50	$15.93
Average	$25.11	$31.30	$16.39
          The price quoted in Metals Bulletin for the week of March 23, 2007 was $29.00 per pound of molybdenum for Europe drummed oxide.
CORPORATE STRUCTURE
          Blue Pearl Mining Ltd. (“Blue Pearl” or the “Corporation”) is a corporation governed by the Business Corporations Act (Ontario).
          The Corporation’s registered and head office is located at 401 Bay Street, Suite 2010, Toronto, Ontario, M5H 2Y4.
          The following chart illustrates the Corporation’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties. As used in this annual information form, except as otherwise required by the context, reference to “Blue Pearl” or the “Corporation” means, collectively, Blue Pearl Mining Ltd. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS
          Blue Pearl is an integrated North American producer of primary molybdenum with operations in Challis, Idaho; Langeloth, Pennsylvania; and Fraser Lake, British Columbia and it is in the process of developing its molybdenum deposit near Smithers, British Columbia.
          From 1999 to 2004, the Corporation was in the business of investing in patents and other forms of intellectual property that were the subject of litigation. In 2004, a significant award for patent infringement in which the Corporation had an interest was overturned. This award would have provided the funds to develop a large number of patent cases which would have been necessary to achieve stable cash flows. Management of the Corporation determined that it would be in the best interests of the Corporation’s shareholders to seek new business opportunities in the natural resources sector where management had significant expertise.
          On April 19, 2005, the Corporation acquired certain mineral leases and claims located near Smithers, British Columbia (the “Davidson Project”) for (i) an upfront cash payment of C$1,025,000, (ii) annual payments which commenced on April 30, 2006, tied to the price of molybdenum which payment will be between C$100,000 and C$500,000 per annum indexed every five years for so long as the Corporation holds the Davidson Project, and (iii) a 2.75% net smelter return royalty to which the last of the annual payments referred to in (ii) will be credited. Title in the Davidson Project will not be transferred to the Corporation until commercial production has commenced or all financing is in place to build a mine capable of mining at least 500,000 tonnes per annum and transfer of title is a necessary condition to the advance of the funds. The Corporation is responsible for all payments necessary to keep the Davidson Project in good standing commencing January 1, 2005. The Corporation has granted a two kilometre area of interest around the Davidson Project to the vendors of the Davidson Project.
          On October 26, 2006, Blue Pearl completed its acquisition (the “Thompson Creek Acquisition”) of Thompson Creek Metals Company (“Thompson Creek”). The purchase price for the acquisition was $575 million, with additional payments of up to $125 million contingent on future molybdenum prices. Blue Pearl funded the acquisition and related transaction costs through a $203 million public equity offering, a $35 million equity sale to one of the vendors of Thompson Creek, a $402 million term debt facility and a $25 million revolving line of credit (the term debt facility and the revolving line of credit together, the “Loan Facilities”). The assets acquired by Blue Pearl include the Thompson Creek producing open-pit molybdenum mine and concentrator (the “Thompson Creek Mine”) in Idaho, United States, a 75% interest in the Endako producing open-pit molybdenum mine, concentrator and roaster (the “Endako Mine”) in British Columbia, Canada and the Langeloth metallurgical refinery plant (the “Langeloth Plant”) in Pennsylvania, United States. Effective December 5, 2006, in connection with the Thompson Creek Acquisition, Ian J. McDonald, former President and Chief Executive Officer of Blue Pearl, was appointed Chairman of Blue Pearl and Kevin Loughrey, former President of Thompson Creek, was appointed a director, President and Chief Executive Officer of Blue Pearl. The Corporation filed a business acquisition report dated December 20, 2006 relating to the Thompson Creek Acquisition and a copy of such report is available under the Corporation’s profile at www.sedar.com.
DESCRIPTION OF THE BUSINESS
          Blue Pearl is engaged in the acquisition, exploration, development and operation of molybdenum properties. The Corporation continues to investigate and negotiate the acquisition of additional molybdenum mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.
Principal Products
          The Corporation’s principal product is molybdenum. The Corporation has entered into a distributorship and sales agreement appointing an arm’s length third party as the exclusive distributor of up to 20% of all molybdic oxide and ferromolybdenum produced from the Thompson Creek Mine and the Langeloth Plant in any country in Asia and Oceania for a period on ten years commencing on January 1, 2007.

Competitive Conditions
          The molybdenum exploration and mining business is a competitive business. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive molybdenum mineral properties. The ability of the Corporation to acquire molybdenum properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for molybdenum exploration.
Operations
Raw Materials
          The Corporation has molybdenum mineral reserves at the Endako Mine and the Thompson Creek Mine.
Environmental Protection Requirements
          The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. See disclosure regarding environmental matters under the respective descriptions of the Corporation’s mineral projects herein for further details.
Employees
          As at December 31, 2006, the Corporation had the following number of employees:

Location	Number of Employees
Toronto Office	5
Denver Office	9
Vancouver Office	7
Thompson Creek Mine	245
Endako Mine	275
Langeloth Plant	162
Davidson Project/ Smithers Office	3

706
Environmental Policy
          Blue Pearl has implemented an environmental policy which states that the Corporation and its subsidiaries are committed to the protection of health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting Blue Pearl’s commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.
          To meet these responsibilities, Blue Pearl and its subsidiaries will provide its employees with the necessary resources to:
•	Design, construct, operate and reclaim the Corporation’s facilities to meet or surpass applicable regulations and laws.

•	Promote active commitment to this policy and enhance their capabilities in its implementation.

•	Provide a workplace where open communication between the Corporation’s employees and management on health, safety, environmental and mining practices is encouraged.

•	Ensure that effective, realistic systems are in place to minimize risk to health, safety.

•	Communicate openly with the public and government regarding the Corporation’s plans, programs and performance.

•	Work cooperatively with government agencies, local communities, suppliers and trade associations to ensure the safe handling, use and disposal of all of the Corporation’s materials and products.

•	Acquire scientific knowledge and technologies to continuously improve the safe, efficient use of the Corporation’s processes, materials and emergency response systems.

•	In the absence of legislation, apply best management practices to advance environmental protection and to minimize environmental risk.

•	Maintain an active, continuing, self-monitoring program to ensure compliance with government and the Corporation’s requirements.
Risk Factors
          The operations of the Corporation are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.
Significant indebtedness following the Thompson Creek Acquisition could adversely affect the Corporation’s ability to operate its business.
          The Corporation has a significant amount of indebtedness and significant debt service obligations. As at December 31, 2006, the Corporation had outstanding indebtedness of $411 million and the Corporation’s ratio of total debt to total capitalization was 0.65 to 1. This high degree of leverage could materially and adversely affect the Corporation in a number of ways, including:
•	limiting its flexibility to plan for, or react to, changes in its business or market conditions;

•	limiting its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes, and in particular for the exploration and development of its properties and projects;

•	limiting its access to cash available from operations for future acquisitions and its business in general;

•	increasing its vulnerability to the impact of adverse economic and industry conditions; and

•	placing it at a disadvantage compared to its competitors that have a lower degree of leverage.
          In addition, the Corporation may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which could materially adversely affect the Corporation’s operations and ability to implement its business strategy.
Restrictive covenants in the Loan Facilities may prevent the Corporation from pursuing business activities that could otherwise improve its results of operations.
          The terms of the Loan Facilities limits the Corporation’s ability to, among other things:
•	incur additional indebtedness or contingent obligations;

•	enter into sale and leaseback transactions;

•	make investments;

•	grant liens;

•	make capital expenditures;

•	enter into transactions with affiliates;

•	sell assets; and

•	acquire the assets of, or merge or consolidate with, other companies.
          The Loan Facilities require the Corporation to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these restrictive covenants and financial ratios, as well as those that may be contained in any future debt agreements, may impair the Corporation’s ability to finance its future operations or capital needs or to take advantage of other favourable business opportunities. The Corporation’s ability to comply with these restrictive covenants and financial ratios will depend on its future performance, which may be affected by events beyond the Corporation’s control. The Corporation’s failure to comply with any of these restrictive covenants or financial ratios will result in a default under the Loan Facilities, which could permit acceleration of the indebtedness under the Loan Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Corporation may not have sufficient funds available to make the required payments under its debt agreements. If the Corporation is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Corporation may not be able to fully repay the credit facility, if at all.
Fluctuations in the market price of molybdenum could adversely affect the value of the Corporation and its securities.
          The Corporation’s earnings and financial condition depend upon the market prices of molybdenum, which can fluctuate widely. Molybdenum prices ultimately depend on demand in the end markets for which molybdenum is used. The principal end markets for molybdenum are the steel and nuclear industries. These industries, as well as certain other industries that use molybdenum, are cyclical in nature. Demand is affected by numerous factors beyond the Corporation’s control, including the general level of industrial production, interest rates, the rate of inflation and the stability of exchange rates, any of which can cause significant fluctuations in molybdenum prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of molybdenum has fluctuated widely in recent years. This volatility is illustrated by the monthly average price ranges for molybdenum from January 2002 through to March 2007 of $2.60 per pound to $37.44 per pound as quoted in Platt’s Metals Week. Future price declines would materially reduce the Corporation’s profitability and could cause the Corporation to reduce output at its operations (including possibly closing one or more of the Corporation’s mines or plants), all of which could reduce the Corporation’s cash flow from operations and cause it to default under the Loan Facilities.
          Furthermore, a significant decrease in molybdenum prices may require the Corporation to revise its mineral reserve calculations and life-of-mine plans, which could result in material write-downs of its investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Corporation’s reserve estimates and financial condition, declining molybdenum prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Operations are subject to currency fluctuations.
          Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. The Corporation’s costs for the Davidson Project and the Endako Mine are incurred principally in Canadian dollars. However, the Corporation’s revenue is tied to market prices for molybdenum, which are denominated in United States dollars. The appreciation of the Canadian dollar against the United States dollar can increase the cost of molybdenum production in United States dollar terms and results of operations and financial condition could be materially adversely affected. Although the Corporation may use hedging strategies to limit its exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.
The Corporation faces significant environmental risks.
          All phases of the Corporation’s operations are subject to environmental regulation in Canada and the United

States. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Corporation owns or owned or has or has had care, management or control of properties that may result in a requirement to remediate such properties that could involve material costs. In addition, environmental hazards may exist on the properties on which the Corporation holds interests that are unknown to the Corporation at present and that have been caused by previous or existing owners or operators of the properties. The Corporation may also acquire properties with environmental risks.
          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Corporation, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
          Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.
Environmental Risks at the Thompson Creek Mine and the Endako Mine.
          The immediate environmental concerns with the Thompson Creek Mine are primarily related to waste rock acid drainage and tailings. In the longer-term, there is some concern about the tailing storage facility. The tailings dam is a centre line construction where the tailings slurry is cycloned and the coarse fraction is used to build the dam. In order to minimize acid rock drainage on the downstream slope of the dam, a pyrite removal circuit has been added to the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem is being investigated by regulators and could become an issue for Thompson Creek Mine. The tailings dam, as designed, has limited capacity to expand. The total capacity of the dam, which is limited by the height of land at the dam centre line, will be reached with the Phase 7 ore development in 2016. An upstream lift on the dam has been discussed, but the geotechnical investigations have not been completed. A change in dam design would require regulatory approval.
          In October 2005, as a result of “hazardous substances” being found in arsenic, copper and zinc at the abandoned Tungsten Jim mine site, Thompson Creek was issued the Clean-Up Order by the USDA. The Tungsten Jim mine site extends from the main mine area along Thompson Creek to include two associated mill areas: the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The mines operated intermittently until 1977. Thompson Creek inherited the abandoned sites when it acquired the Thompson Creek Mine from Cyprus in 1993. The Clean-Up Order requires Thompson Creek to clean up the sites. Based on the field inspection of the three sites, it is estimated that the clean-up cost will be in the order of $1 to $1.2 million. The Clean-Up Order states that the actual or threatened release of hazardous substances from the mine site may present imminent and substantial endangerment to the public health, welfare or environment and that the removal actions required by the Clean-Up Order are necessary to protect the public health, welfare and environment. Violation of any provision of the Clean-Up Order may subject Thompson Creek to civil penalties of $32,500 per violation per day. The USDA has the authority to order all actions necessary to protect public health, welfare or the environment or to prevent, abate or minimize the threatened release of hazardous substances, pollutants or contaminants or hazardous or solid waste from the Thompson Creek Mine site. The USDA may seek all legal or equitable relief to enforce the terms of the Clean-Up Order and reserves the right to recover costs incurred related to the Clean-Up Order. Any violations to the Clean-Up Order may cause the USDA to impose more stringent requirements on Thompson Creek and could have a material adverse effect on the Corporation’s business, financial condition or results of operations.
Age of Langeloth Plant.
          Parts of the Langeloth Plant are old, having been in operation since the 1920s. Potential requirements for capital improvement include: modernization of control systems, stack lining repair and ongoing acid plant annual component replacement. The requirement for such capital improvements could have a material adverse effect on the Corporation’s business, financial condition or results of operations.
Structural compromise and old equipment at the Endako Mine.
          Wall failures have occurred in the north and south walls about half way along the Endako pit where two major faults intersected. Both these areas have been identified as areas of weakness and are being monitored extensively. Most of the equipment in the mine is quite old and has been operated for many hours. Any structural failures or unavailability of mine equipment could have a material adverse effect on the Corporation’s business, financial condition or results of operations.
The Corporation is subject to substantial government regulation.
          The Corporation’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its exploration activities and mining operations (including those of Thompson Creek) are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Corporation’s properties. Amendments to current laws and regulations governing the Corporation’s operations and activities or more stringent implementation thereof could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
          The Langeloth Plant is currently operating with an expired NPDES permit. The NPDES renewal permit was applied for in 1992 and is still pending. The plant is taking all steps necessary to meet the NPDES requirements. The facility is operating under the existing air and water permits, as allowed under applicable law, until new permits are issued.. The Pennsylvania Department of Environmental Protection (“PDEP”) has advised Thompson Creek that the new NPDES permit will contain an effluent limitation for total residual chlorine in accordance with Pennsylvania’s new water quality standards which were effective February 2001. The new NPDES permit has been released in draft form for public comment by PDEP. PDEP anticipates that the new NPDES permit will have a five-year term. Violations of the new NPDES permit conditions at the Langeloth Plant could result in a range of criminal and civil penalties under the Clean Streams Law of Pennsylvania. There is no assurance that a new NPDES permit will be issued and, if issued, will not contain any more onerous requirements to which the Corporation must respond.
The Corporation’s exploration activities may not result in discoveries of commercial quantities of molybdenum.
          The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; molybdenum prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if the Corporation identifies and acquires an economically viable ore body, several years may elapse from the initial stages of development. The Corporation may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, the Corporation cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.
Estimates of mineral reserves and projected cash flows may prove to be inaccurate.
          There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in this short form prospectus or incorporated by reference herein are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning molybdenum prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of the Corporation’s mineral reserves and mineral resources in this short form prospectus, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If the Corporation’s actual mineral reserves and mineral resources or cash flows are less than its estimates, the Corporation’s results of operations and financial condition may be materially impaired.
Mining operations are inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Corporation’s business; Insurance may not cover these risks and hazards adequately or at all.
          Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of molybdenum, including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.
          These risks could result in damage to, or destruction of, mines and other producing facilities resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.
          The Corporation’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Corporation may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards that may not be insured against or that the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Title to some of the Corporation’s mineral properties may be challenged or defective.
          The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. The Corporation did not undertake detailed title searches to ensure proper title to the properties acquired in connection with the Thompson Creek Acquisition and there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Corporation’s interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, the Corporation may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties. An impairment to, or defect in, the Corporation’s title to its properties could have a material adverse effect on its business, financial condition or results of operations.
The Corporation may not be able to acquire desirable mining assets in the future.
          One of the Corporation’s strategies is to grow its business by acquiring attractive, quality mining assets. The Corporation expects to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in the Corporation’s current or future debt instruments may restrict and limit its ability to pursue future acquisitions. The Corporation’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to the Corporation may be limited by the number of attractive acquisition targets, internal demands on its resources, competition from other mining companies and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all.
Joint Ventures.
          The Corporation holds a 75% interest in the Endako Mine, the other 25% interest being held by Sojitz Moly Resources Inc. The Corporation’s interest in the Endako Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Corporation’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.
Intense competition could reduce the Corporation’s market share or harm its financial performance.
          The mining industry is intensely competitive and the Corporation competes with many companies possessing greater financial and technical resources than the Corporation. Since mines have a limited life, the Corporation must compete with others who seek mineral reserves through the acquisition of new properties. In addition, the Corporation also competes for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Corporation being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Corporation also competes with manufacturers of substitute materials or products for which molybdenum is typically used. Existing or future competition in the mining industry could materially adversely affect the Corporation’s prospects for mineral exploration and success in the future.
Increased energy prices could adversely affect the Corporation’s operations.
          Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond the Corporation’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect the Corporation’s results of operations and financial condition.
The Corporation’s revenues will be dependent on its molybdenum production; sustaining current production levels or increasing its mineral production depends on its ability to bring new mines into production and to expand mineral reserves at existing mines.
          The Corporation generates revenues primarily through the production and sale of molybdenum. Subject to any future expansion or other development, production from existing operations is expected to decline over the life of mine. In addition, these production estimates and the life-of-mine estimates included in this short form prospectus may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mineral reserves and mineral resources is largely dependent on market conditions, the regulatory environment and available technology. As a result, the Corporation’s ability to maintain its current production or increase its annual production of molybdenum and generate revenues therefrom will depend significantly upon its ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.
Reclamation and mine closure costs could adversely affect the Corporation’s cash flow from operations.
          In view of the uncertainties concerning future removal and site restoration costs on the Corporation’s properties, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. The Corporation’s estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. The Thompson Creek Mine has a reclamation bond and insurance of approximately $35 million. The Endako Mine has a reclamation bond of approximately C$6.6 million.
          In addition, regulatory authorities in various jurisdictions require the Corporation to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including the Corporation’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Corporation’s costs, making the maintenance and development of existing and new mines less economically feasible. However, the regulatory authorities may require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Corporation is required to post, the Corporation would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Corporation’s cash available for operations and financing activities. There can be no guarantee that the Corporation will be able to maintain or add to its current level of financial assurance. The Corporation may not have sufficient capital resources to further supplement its existing security.
The temporary shutdown of any of the Corporation’s operations could expose it to significant costs and adversely affect its access to skilled labour.
          From time to time, the Corporation may have to temporarily shut down one or more of its mines if they are no longer considered commercially viable. There are a number of factors that may cause the Corporation’s operations to be no longer commercially viable, many of which are beyond the Corporation’s control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of molybdenum or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, the Corporation will have to continue to expend capital to maintain the plant and equipment. The Corporation may also incur significant labour costs as a result of a temporary shutdown if it is required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect the Corporation’s future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the Corporation’s operations are shut down for an extended period of time, it may be required to engage in environmental remediation of the plant sites, which would require it to incur additional costs. Given the costs involved in a temporary shutdown of the Corporation’s operations, it may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on the Corporation’s results of operations and financial conditions.
The Corporation is required to obtain government permits in order to conduct mining operations.
          Government approvals and permits are currently required in connection with all of the Corporation’s operations, and further approvals and permits may be required in the future. The Corporation must obtain and maintain a variety of licences and permits, including air quality control, water, electrical and municipal licences. The duration and success of the Corporation’s efforts to obtain permits are contingent upon many variables outside of its control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed the Corporation’s estimates or that the Corporation will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, the Corporation’s operations may be curtailed or it may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Disruption of transportation services or increased transportation costs could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
          Disruption of transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on the Corporation’s operations. If transportation for the Corporation’s products becomes unavailable, the Corporation’s ability to market its products could suffer. Additionally, increases in the Corporation’s transportation costs relative to those of its competitors could make the Corporation’s operations less competitive and could affect its profitability.
The Corporation’s business will depend on good relations with its employees.
          Production at the Corporation’s mining operations depends on the efforts of its employees. Although the Corporation’s employees are non-unionized, Langeloth Metallurgical Company, owner of the Langeloth Plant, has certain unionized employees. Although these unionized employees have agreed to “no-strike” clauses in their collective agreement, there can be no assurance that the Langeloth Plant, and consequently the Corporation’s business, will not suffer from work stoppages. This collective agreement was set to expire on March 11, 2007, however, it is currently being re-negotiated between the Corporation and the union. While negotiations continue, either party may terminate upon seven days notice to the other party. Further, relations with the Corporation’s non-unionized and unionized employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Corporation carries on business. Changes in such legislation or otherwise in the Corporation’s relationship with its employees or Langeloth Metallurgical Company’s relationship with its unionized employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition.
The Corporation is dependent upon key management personnel and executives.
          The Corporation is dependent upon a number of key management personnel, including the services of certain key Thompson Creek employees. The Corporation’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Corporation has not entered into agreements for the employment of any of these key individuals following the Thompson Creek Acquisition. The Corporation faces intense competition for qualified personnel, and there can be no assurance that the Corporation will be able to attract and retain such personnel. The Corporation does not maintain “key person” life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation.
Some of the Corporation’s directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies.
          Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. As a result of any such conflict, the Corporation may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Corporation.
The Corporation’s share price may be adversely affected by factors beyond its control.
          Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Corporation’s share price is also likely to be significantly affected by short-term changes in molybdenum prices or in the Corporation’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the common shares of the Corporation (the “Common Shares”) include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities continue to not follow the Corporation’s securities; the lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of Common Shares; and the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities.
          As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
CIM Standards Definitions
          The estimated mineral reserves and mineral resources for the Thompson Creek Mine, the Endako Mine and the Davidson Project have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:
          The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
          The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
          The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
          The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
          The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
          The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

          The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
          This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Summary of Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimates
          The following table sets forth the estimated Mineral Resources for the Thompson Creek Mine as of April 30, 2006, the Endako Mine as of September 30, 2005 and the Davidson Project as of December 17, 2004:
Measured, Indicated and Inferred Mineral Resources (4)(5)

				Contained
Mine	Category	Tonnes	Molybdenum Grade	Molybdenum
		(millions)	(%)	(millions of pounds)

Thompson Creek Mine(1)	Measured	55.7	0.104	127.9
	Indicated	122.9	0.090	242.7

	Measured + Indicated	178.6	0.094	370.6
	Inferred	34.5	0.066	50.2

Endako Mine(2)	Indicated	51.8	0.070	80.4

Davidson Project(3)	Measured	4.9	0.185	20.1
	Indicated	70.4	0.176	273.4

	Measured + Indicated	75.3	0.177	293.5

Total	Measured			148.0
	Indicated			596.5

	Measured + Indicated			744.5
	Inferred			50.2

(1)	The Mineral Resources for the Thompson Creek Mine set out in the table above have been estimated by William E. Roscoe, P.Eng. who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Mineral Properties — Thompson Creek Mine, Idaho — Mineral Resource and Mineral Reserve Estimates.”

(2)	The Mineral Resources for the Endako Mine set out in the table above have been estimated by Richard E. Routledge, P.Geo. who is a qualified person under NI 43-101. The Mineral Resources are classified as indicated, and are based on the CIM Standards. Blue Pearl only owns 75% of the Endako Mine. See “Mineral Properties — Endako Mine, British Columbia — Mineral Resource and Mineral Reserve Estimates.”

(3)	The Mineral Resources for the Davidson Project set out in the table above have been estimated by G.H. Giroux, P.Eng, MASc. who is a qualified person under NI 43-101. The Mineral Resources are classified as measured and indicated, and are based on the CIM Standards.

(4)	Mineral Resources include Proven and Probable Mineral Reserves for the Thompson Creek Mine. Mineral Resources include Probable Mineral Reserves for the Endako Mine.

(5)	Numbers may not add up due to rounding.

Mineral Reserve Estimates
          The following table sets forth the estimated Mineral Reserves for the Thompson Creek Mine as of April 30, 2006 and the Endako Mine as of September 30, 2005:
Proven and Probable Mineral Reserves (3)(4)

				Contained
Mine	Category	Tonnes	Molybdenum Grade	Molybdenum
		(millions)	(%)	(millions of pounds)

Thompson Creek Mine (1)	Proven	28.1	0.123	76.0
(including stockpile)	Probable	36.4	0.116	93.0

	Proven + Probable	64.5	0.119	169.1

Endako Mine (2)	Proven	22.2	0.046	22.7
(including stockpile)	Probable	51.8	0.070	80.4

	Proven + Probable	74.0	0.063	103.1

Total	Proven			98.7
	Probable			173.4

	Proven + Probable			272.1

(1)	The Mineral Reserves for the Thompson Creek Mine set out in the table above have been estimated by John T. Postle, P.Eng. who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

See “Mineral Properties — Thompson Creek Mine, Idaho — Mineral Resource and Mineral Reserve Estimates.”

(2)	The Mineral Reserves for the Endako Mine set out in the table above have been estimated by Richard E. Routledge, P.Geo. and John T. Postle, P.Eng. who are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. Blue Pearl only owns 75% of the Endako Mine. See “Mineral Properties — Endako Mine, British Columbia — Mineral Resource and Mineral Reserve Estimates.”

(3)	The Davidson Project does not have any Mineral Reserves.

(4)	Numbers may not add up due to rounding.
Mineral Properties
Thompson Creek Mine, Idaho
          At the request of Blue Pearl, William E. Roscoe, P.Eng., Consulting Geologist at Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”), John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA, Stephen McMaster, P. Eng., Project Manager at Hatch Ltd. (“Hatch”), Hoe Teh, P.Eng., Senior Metallurgist at Hatch, and Pierre C. Pelletier, Environmental Consultant and President of Rescan Environmental Services Ltd. (“Rescan”) (Messrs. Roscoe, Postle, McMaster, Teh and Pelletier are collectively referred to in this section as the “Thompson Creek Mine Consultants”), prepared a report dated July 31, 2006 entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, U.S.A.” (the “Thompson Creek Report”). Each of Messrs. Roscoe, Postle, McMaster, Teh and Pelletier are “Qualified Persons” and independent of Blue Pearl within the meaning of National NI 43-101.
          The following description of the Thompson Creek Mine has largely been summarized from the Thompson Creek Report and readers should consult the Thompson Creek Report to obtain further particulars regarding the Thompson Creek Mine. The Thompson Creek Report is available for review on the SEDAR website located at www.sedar.com under Blue Pearl’s profile.
Project Description and Location
          The Thompson Creek Mine is located approximately 30 miles southwest of the town of Challis, Idaho in Custer County which is a prolific mining area with production recorded from more than 40 mines. Before Thompson Creek began operations, mining in this area had been mostly for gold and silver.
          Thompson Creek controls a block of contiguous mineral claims that include 1,401 patented and unpatented mineral claims and mill site claims comprising approximately 16,000 acres. The open pit mine and concentrator are included in this area, along with the tailings and waste dumps. Maintenance buildings are located on private land. Approximately 40% of the mineral claims are located on the Challis National forest land, with the remaining 60% located on the Bureau of Land Management land. Ongoing obligations to maintain title to the Thompson Creek Mine property are approximately $113,000 per year. Thompson Creek advised the Thompson Creek Mine Consultants that the title to all property is current and up-to-date. Local taxes levied on the mine and mill site, as well as the Thompson Creek Mine property in the City of Challis, Squaw Creek land, Thompson Creek land, Challis agricultural land and right of way and easements amount to approximately $290,000 per year. There are no royalties or other encumbrances on the Thompson Creek Mine property.
          Thompson Creek transports the molybdenum concentrate produced at the Thompson Creek Mine to the Langeloth Plant in Langeloth, Pennsylvania which is owned and operated by Thompson Creek. The Langeloth Plant is a pyrometallurgical facility which produces molybdenum trioxide and FeMo products. The plant also processes non-molybdenum catalysts for various clients, primarily in the food industry.
Environmental Considerations
          According to the Thompson Creek Mine Consultants, the Thompson Creek Mine operation is clean and appears to be well managed. The environmental concerns are primarily around waste rock acid drainage and tailings. During the Thompson Creek Mine Consultants’ site visit and interviews with the site management, there were no apparent environmental non-compliance issues. The reclamation and closure bond at the Thompson Creek Mine is $18.5 million. The Thompson Creek Mine has a reclamation insurance policy which will cover additional reclamation costs up to an aggregate limit of $35 million of total reclamation and closure costs. This amount may increase by $8 million due to increased estimated cost in the Thompson Creek Mine reclamation plan Phase 6 update. The long-term closure risks are associated with acid rock drainage and tailings containment.
          In October 2005, as a result of “hazardous substances” being found in arsenic, copper and zinc at the abandoned Tungsten Jim mine site, Thompson Creek was issued a Unilateral Administrative Order (the “Clean-Up Order”) to clean up the Tungsten Jim mine site under the Comprehensive Environmental Response, Compensation and Liability Act by the United States Department of Agriculture (the “USDA”). The Tungsten Jim mine site extends from the main mine area along Thompson creek to include two associated mill areas: the Scheelite Jim Mill area and the Scheelite Nellie Mill area. The mines operated intermittently until 1977. Thompson Creek inherited the abandoned sites when it acquired the Thompson Creek Mine from Cyprus Mining Corporation (“Cyprus”) in 1993. The Clean-Up Order requires Thompson Creek to clean up the sites. Based on the field inspection of the three sites, it is estimated that the clean-up cost will be in the order of $1 to $1.2 million. Thompson Creek has started the field evaluation and is in compliance with the Unilateral Administrative Order. It is anticipated that the clean-up will be completed in 2007.
Tailings Storage
          In the longer term, the tailings storage facility may be a cause for concern. The tailings dam is a centre line construction where the tailings slurry is cyclonal and the coarse fraction is used to build the dam. In order to minimize the risk of acid rock drainage on the downstream slope of the dam, a pyrite removal circuit has been added in the process. The dry downstream slope of the dam is subject to wind erosion. This wind erosion problem is being investigated by the regulators and could become an issue for the Thompson Creek Mine. The tailings dam as designed has a limited capacity to expand.
          The Thompson Creek Mine tailings impoundment is a centre line structure where the tailings are cycloned, with the coarse fraction forming the downstream face of the dam. The cyclone split is approximately 45% coarse going downstream face and 55% going upstream as the fine fraction. The coarse fraction is at approximately 70% solids by weight, which suggests over 40% water by volume. The ongoing phreatic zone measurements in the dam are at the bedrock tailings interface, except for one small area. The dam is generally functioning as designed. The introduction of the pyrite circuit to reduce the sulphides in the tailings has been effective in reducing acid rock drainage on the downstream face of the dam and has recently demonstrated better water quality in the seepage. The seepage downstream of the dam is approximately 1,100 imperial gallons per minute in the summer, reducing to 800 imperial gallons per minute in the winter.

          The total capacity of the dam, which is limited by the height of land at the dam centre line, will be reached with the Phase 7 ore development in 2016. A downstream lift on the dam has been discussed, but the geotechnical investigations have not been completed. This change in the dam design would require regulatory approval.
          The dam is inspected and monitored on a regular basis by the mill department under the direction of Mr. Gregory Hurless, Mill Manager. The external inspections of the dam are done by Mr. John Andrews, P.E., Geotechnical Engineer with Water Management Consultants in Fort Collins, Colorado. The responsible government authority for the dam is the Idaho Department of Water Quality — Dam Safety and Storage.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
          The Thompson Creek Mine is accessible by scheduled air carrier into the town of Idaho Falls. Idaho Falls is approximately 300 miles from Boise, the capital of the State of Idaho. From Idaho Falls, car access to the mine is available by highway and gravel roads.
          The mean annual temperature for the area is 7.4 degrees Celsius. Average temperature in July, the warmest month, is 20.3 degrees Celsius and average temperature in January, the coldest month, is minus 5.6 degrees Celsius. The average annual precipitation is 196 millimetres.
          The infrastructure at the Thompson Creek Mine includes a five mile access road, a mill with a design capacity of 25,000 tons per day, a tailings pond and process and fresh water ponds, a crushing and concentrating plant, an administrative building, a warehouse, a dry, an infirmary, a laboratory, a main garage and repair shops. Electrical power is provided to the site by Bonneville Power Administration through a 24.7 mile 230 kilovolt power line to South Butte Substation, then by a 2.6 mile 69 kilovolt line to the mill site. Both lines are owned by Thompson Creek. Fresh water for the Thompson Creek Mine is pumped from the Salmon River. The mine staff and employees live in the local communities, most living in Challis, Idaho.
          The Thompson Creek Mine is located in rugged mountainous terrain at elevations ranging from 6,000 to 8,500 feet above sea level. Various species of soft wood trees are found in the area.
History
          Prospecting in the area of the Thompson Creek Mine reportedly began in the 1860s and 1870s. Cyprus discovered the Thompson Creek Mine deposit in 1968, began construction at the Thompson Creek Mine site in 1981 with operations commencing in 1983 and continuing until Cyprus suspended operations in December 1992. In late 1993, Thompson Creek Mining Company LLC acquired the Thompson Creek operation and deposit from Cyprus’ successor company (an entity formed as a result of Cyprus’ amalgamation with AMAX, Inc.) and restarted operations at the mine in April 1994. Production has continued since such time.
          In 1981, prior to commencement of production, open pit mineable reserves were reported to total 174 million tons averaging 0.115% molybdenum at a 0.05% molybdenum cut-off grade, at a price of $3.15 per pound of molybdenum and with a waste to ore ratio of 3.05:1 (source: Schmidt, E.A., M.J. Broch and R.O. White (May 1982): Summer Geologic Report, Thompson Creek Project; unpublished report, Cyprus Exploration Development). This historical estimate predates NI 43-101 and considerable production has taken place since that time. Readers should beware that no comment is being made as to the reliability of this estimate or the standards used.
          Production history for the Thompson Creek Mine since 2000/2001 is shown in the table below. During periods of low prices of molybdenum (2001 and 2002), waste mining was curtailed to reduce operating costs. Waste stripping has resumed with improved molybdenum prices.

Historical Production at the Thompson Creek Mine (1)(2)(3)

	Year
	2000/01	2001/02	2002/03	2003/04	2004/05	Total

Mine Production
Mine Production (000s tons)	2,717	3,127	4,571	6,528	6,473	23,416
Waste (000s tons)	3,201	2,067	8,391	11,142	6,120	30,922

Total Mined (000s tons)	5,918	5,194	12,962	17,670	12,594	54,338
Strip ratio	1.18	0.66	1.84	1.71	0.95	1.32

Mill Production
Mill Production (000s tons)	3,183	3,699	5,257	7,430	7,695	27,264
Grade (% molybdenum)	0.132	0.115	0.089	0.066	0.125	0.101
Recovery (%)	88.5	88.7	88.0	81.3	90.3	87.0
High Performance Molybdenum (000s pounds)	952	923	749	611	896	4,131
Sulphide (000s pounds)	7,141	6,616	7,498	7,553	16,623	45,429

Molybdenum Production (000s pounds)	8,094	7,538	8,246	8,164	17,518	49,560

(1)	Year end was September 30.

(2)	Tons milled is higher than tons mined since additional material is milled from the stockpiles.

(3)	Columns and rows may not add due to rounding.
Geological Setting
Regional Geology
     The Thompson Creek porphyry molybdenum deposit occurs in a complex geologic environment near a break between two geologic provinces. To the west of the mine area are continental arc-related intrusive rocks of the late Cretaceous Idaho Batholith. To the east of the mine area, the terrain is dominated by a complexly-deformed backarc sequence of Palaeozoic metasedimentary rocks. Although these rocks are poorly mapped, they may represent transitional and allochthonous portions of a Palaeozoic miogeosynclinal-eugeosynclinal wedge similar to the geologic setting in central Nevada. Much of the pre-Tertiary geology in both provinces is obscured by a thick, unconformable blanket of Eocene Challis volcanics.
Local and Property Geology
     The Thompson Creek deposit lies near the eastern margin of the Idaho Batholith within a deformed sequence of Paleozoic sedimentary rocks. Molybdenum mineralization in the deposit is hosted in the Thompson Creek intrusive complex, a composite granodiorite-quartz monzonite stock of Cretaceous age. The stock intruded carbonaceous and locally limy argillite of the Mississippian Copper Basin Formation. Where it is in contact with the intrusive, the argillite has been contact-metamorphosed to hornfels and locally to tactite.
     The intrusive and sedimentary rocks are unconformably overlain by the Eocene Challis Volcanics, a post-mineral sequence of andesite to rhyodacite tuffs, flows and agglomerates. Locally, the volcanic cover is up to 1,000 feet thick. These volcanic rocks filled valleys and depressions in the paleotopography around the Thompson Creek mine site.
     The majority of the Thompson Creek deposit is hosted within the igneous rocks of the Thompson Creek intrusive, with minor amounts found in the metasediments.
     Two important structures crosscut the Thompson Creek deposit: the Raise Fault, which roughly parallels the northwest trend of mineralization, and the post-mineral Unnamed Fault, which divides the orebody into northwest and southeast portions. The Unnamed Fault strikes north 34 degrees east and dips steeply southeast.

Geologists who have worked with the deposit believe that the southeast portion of the orebody is down-dropped relative to the northwest portion.
Mineralization
     The long axis of the Thompson Creek Mine deposit is elliptical in shape, with its long axis oriented in a northwesterly direction. The approximate dimensions of the deposit are 5,000 feet long by 2,100 feet wide by 2,500 feet deep. Molybdenum mineralization occurs in stockworks of quartz veins and stringer zones. These stockworks are associated with a potassic zone of alteration consisting of coarse biotite, K-feldspar and minor pyrite. A shell of phyllic alteration defined by a quartz-sericite-pyrite assemblage surrounds the main zone of molybdenum mineralization. A barren potassic core of quartz/K-feldspar alteration underlies the molybdenum mineralization. The quartz-monzonite stockworks are preferentially oriented north 40-60 degrees west and dip moderately to steeply to the northeast.
     Due to the low level of copper in the deposit, averaging less than 100 parts per million, the Thompson Creek Mine produces no saleable copper.
Drilling
     Blue Pearl has not carried out any drilling on the Thompson Creek Mine property. Cyprus carried out drilling from 1968 to 1981. Some additional drilling was carried out by Thompson Creek in the late 1990s. All Cyprus drill hole samples were assayed for molybdenum, while some of the Cyprus drill hole samples were also assayed for sulphur, copper, lead, zinc and tungsten. The Thompson Creek drill holes were assayed for molybdenum, lead, copper and sulphur. The following table summarizes the various drilling campaigns on the Thompson Creek Mine with sample intervals typically being 10 feet:
Historical Drilling on the Thompson Creek Mine

Years	Type of Drilling	Number of Holes	Footage

1968-77	Core — surface and underground	94	83,953
1978-81	Core	102	130,497
1978-81	Rotary	74	98,284
1997	Core	6	4,546
1998-99	Core	4	3,778

Total		280	321,058
Sampling and Analysis
Sampling Method and Approach
     Cyprus’ sampling of the drill holes followed its standard procedures. Drill core and rotary cuttings from any major project were handled by Cyprus personnel at the processing facilities in Philipsburg, Montana.
     Drill core was generally split in 10 foot intervals at the mine site using a hydraulic splitting machine. One-half of the core was bagged, labelled and shipped to Philipsburg where the samples were crushed, pulverized and readied for shipment to commercial assay laboratories. The other half of the drill core was retained for reference purposes and stored in core boxes either at the mine site or at the Philipsburg processing facilities.
     Rotary drill cuttings were collected and split at the drill site. Individual samples represented 10 foot intervals of a certain hole and, once properly collected and labelled, were processed in the same manner as drill core at the Phillipsburg facilities. Chip logs were prepared from every rotary hole for logging and correlation purposes.

     Blasthole samples are taken for grade control in the open pit mine. Samples are taken by cutting three troughs in the pile of blasthole cuttings with sample size in the order of 5 pounds.
     The Thompson Creek Mine Consultants have not reviewed any documents on the sampling procedures for the 1997-1999 Thompson Creek drilling campaign, but are of the opinion that they follow industry practices.
Sample Preparation and Analyses
     Generally, two to three pulps from each Cyprus drill hole sample were sent to different laboratories for analysis; i.e., Chemical and Mineralogical Services Laboratories (“CMS”) in Salt Lake City, Utah; Skyline Labs (“Skyline Labs”) in Denver, Colorado; and CYMET in Tucson, Arizona, and one pulp was retained in Philipsburg for reference.
     For holes drilled from the surface, molybdenum assays were run for most sample intervals at Skyline Labs and in duplicate at CMS. In addition, numerous triplicate molybdenum determinations were made at one of Cyprus’ in-house laboratories, and occasional triplicate molybdenum assays were run at Rocky Mountain Geochemical’s laboratory in Salt Lake City, Utah.
     For holes drilled from underground exploration drifts, most of the molybdenum determinations were made by Hazen Research Incorporated (“HRI”) in Denver, Colorado. Assaying for uranium and sulphur in the drill holes was much more sporadic. Sulphur analyses were done for many of the individual intervals in the earliest holes. Almost all sulphur determinations were made by HRI. Uranium analyses were completed for many intervals. All uranium assays were performed by CMS. Sporadic assaying was also done at Skyline Labs, CMS and Cyprus for other elements, including copper, lead, zinc and tungsten.
     For the 1997-1999 Thompson Creek drilling campaign, sample preparation and assays were carried out at the Thompson Creek Mine on-site laboratory for molybdenum, lead, copper, uranium and sulphur.
     The grade control blasthole samples are assayed at the on-site laboratory. Ore samples are assayed for molybdenum and lead and every fifth sample for iron. Waste samples are assayed for sulphur and every fifth sample for molybdenum. Each sample is dried and homogenized in a riffler, then 200 to 300 grams is pulverized to -200 mesh. Two grams of each sample is digested in acid and analyzed by atomic adsorption. The Thompson Creek laboratory uses standards and blanks as well as internal duplicates for quality assurance and quality control.
Data Verification
     The Winters Company (“Winters”) carried out a review of the Thompson Creek database in 1997, including drill hole collar locations, original molybdenum assays, check assays and geologic logs. No obvious problems were noted in drill hole collar locations, although Thompson Creek staff subsequently discovered errors in several drill hole co-ordinates and corrected them.
     Winters compared the molybdenum assays from the original assay certificates with assays in the computer database and assays in drill logs with the computer database. Only a small number of original assay certificates were available. No discrepancies were found, although checking was difficult because assays in the computer database were averages from several laboratories. Similarly, no discrepancies between lithologic codes in the drill logs and the computer database were noted. Winters concluded that the reliability of the computer molybdenum assay values used for grade estimation is well within industry standards.
     Winters notes that for the 1968-1981 Cyprus drilling check assays, in the form of duplicate pulps, were routinely run between two and sometimes as many as four laboratories during the exploration phase at the Thompson Creek Mine. The only historical concern found by Winters was mentioned in correspondence between Noranda Inc. and Cyprus dated March 30, 1977, which discussed a possible problem regarding sample preparation at one of the four laboratories used to assay drill core. From this and other internal memoranda, it appears that considerable effort was expended by both companies to resolve sample preparation and analytical methods.
     Winters toured the assay laboratory at the Thompson Creek Mine in 1998 and found the sample preparation procedures, analytical procedures and general housekeeping to be excellent.
     Although molybdenum analyses were not routinely checked with outside laboratories, two internal samples were used to check each batch of blasthole samples. Check samples were sent to outside laboratories for confirmation of acid rock drainage determinations.
     The Thompson Creek Mine Consultants toured the on-site laboratory during their site visit and noted no problem areas. In the opinion of the Thompson Creek Mine Consultants, the Thompson Creek molybdenum assays and drill hole database are acceptable for mineral resource and mineral reserve estimation.
Security of Samples
     The Thompson Creek Mine Consultants have not reviewed any information about sample security, but have no reason to suspect that it did not follow industry standards for the times the sampling was carried out.
Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated Mineral Resources for the Thompson Creek Mine as of April 30, 2006:
Measured, Indicated and Inferred Mineral Resources (1)(2)(3)

Category	Tonnes	Molybdenum Grade	Contained Molybdenum
	(millions)	(%)	(millions of pounds)

Measured	55.7	0.104	127.9
Indicated	122.9	0.090	242.7

Measured + Indicated	178.6	0.094	370.6
Inferred	34.5	0.066	50.2

(1)	The Mineral Resource estimates for the Thompson Creek Mine set out in the table above have been prepared by Winters and reviewed by the Thompson Creek Mine Consultants who are all qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Mineral Resources are reported at a cut-off grade of 0.04% molybdenum.

(3)	Mineral Resources include Mineral Reserves.

     The following table sets forth the estimated Mineral Reserves for the Thompson Creek Mine as of April 30, 2006:
Proven and Probable Mineral Reserves (1)(2)(3)(5)

Push-Back Phase	Category	Tonnes	Molybdenum Grade	Contained Molybdenum
		(millions)	(%)	(millions of pounds)

5 (4)	Proven	1.1	0.160	4.0
	Probable	1.4	0.184	5.6

	Proven + Probable	2.5	0.173	9.6

6 (4)	Proven	14.1	0.139	43.3
	Probable	14.7	0.130	41.9

	Proven + Probable	28.8	0.134	85.2

7 (4)	Proven	10.7	0.107	25.2
	Probable	20.4	0.102	45.6

	Proven + Probable	31.0	0.103	70.8

Total	Proven	25.9	0.127	72.5
	Probable	36.4	0.116	93.0

	Proven + Probable	62.3	0.120	165.5

Stockpile	Proven	2.2	0.072	3.5
	Probable	—	—	—

	Proven + Probable	2.2	0.072	3.5

Total	Proven	28.1	0.123	76.0
(including Stockpile)	Probable	36.4	0.116	93.0

	Proven + Probable	64.5	0.119	169.1 (4)

(1)	The Mineral Reserve estimates for the Thompson Creek Mine set out in the table above have been prepared by Winters and reviewed by the Thompson Creek Mine Consultants who are all qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Mineral Reserves are reported at a cut-off grade of 0.04% molybdenum.

(3)	Mineral Reserves are estimated using an average long-term molybdenum price of $5.00 per pound; a waste to ore stripping ratio of approximately 2.33:1; average concentrator recovery of 90.6%; roasting recovery of 98.5%; average mining costs of $1.11 per ton; average processing plant costs of $2.85 per ton; and a 5% reduction in metallurgical recovery for oxidized stockpiled material.

(4)	Phase 5 has recently been completed and Phase 6 is in progress. A Phase 7 push-back using a Whittle software designed pit was developed by Thompson Creek and reviewed by J.T. Boyd and Company in July 2006.

(5)	Numbers may not add up due to rounding.
Mining Operations
     The Thompson Creek Mine uses conventional open pit mining methods using cable shovels and haul trucks.
Life of Mine Plan
     Thompson Creek is currently using the Phase 5, 6 and 7 mine plans for a life of mine plan. In the life of mine plan, mining starts in May 2006 and continues until 2014. A total of 71.2 million tons at a grade of 0.118% molybdenum is milled; this includes inferred mineral resources of 619,000 tons at 0.073% molybdenum (71.1 million tons after removal of the inferred mineral resource). The average waste to ore stripping ratio is 2.33:1. Waste stripping tapers off significantly after 2008.
     The Thompson Creek Mine Consultants have adjusted the life of mine plan by moving the mine plan commencement date from May 2006 to the end of September 2006. In the adjusted plan, operations continue from October 1, 2006 until 2015, milling a total of 71.1 million tons at a grade of 0.119% molybdenum, which includes inferred mineral resources of 619,000 tons at 0.073% molybdenum. The average waste to ore stripping ratio becomes 2.20:1. For cash flow modeling purposes, the Thompson Creek Mine Consultants have removed the inferred mineral resources. A total of 69.5 million tons are milled (including stockpiles) and 67 million tons is mined. After removing the inferred mineral resources, the waste to ore stripping ratio becomes 2.22:1.
     During a period of low molybdenum prices in 2001 and 2002, stripping of waste was curtailed in the pit in order to maintain a profitable mining operation. As a result, there is not enough reserve exposed in the open pit to be able to operate the concentrator at full capacity. Therefore, the concentrator will operate for approximately 10 out of every 14 days for the life of the mine due to waste stripping requirements. The Thompson Creek Mine Consultants are of the opinion that the economical feasibility of expanding the open pit for the purpose of operating the mill at full capacity should be reviewed.
Mineral Processing
     The Thompson Creek concentrator produces MoS2 concentrate which is shipped to the Langeloth Plant to be roasted into molybdenum oxide. The gyratory crusher discharge is stored in a coarse ore stockpile with a design capacity of approximately 150,000 tons. The material is withdrawn from the stockpile by two parallel lines of apron feeders to two grinding circuits consisting of a semiautogenous (“SAG”) mill and a ball mill each. Plant throughput is 28,500 tons per day. The average grade is approximately 0.2% molybdenum.
     The SAG mill operates in open circuit while the ball mill operates in closed circuit with cyclones. The SAG and ball mill discharges are pumped together to the cyclones. The cyclone underflow is recycled to the ball mill and the overflow feeds two parallel banks of rougher-scavenger flotation cells. The rougher-scavenger concentrate is pumped to the first regrind ball mill and the tailings are pumped to the tailings pond. For six months of the year, the tailings are floated to remove the pyrite as a concentrate. The pyrite concentrate is pumped to subaqueous deposition in the tailings pond to avoid oxidation and acid generation.
     The rougher concentrate is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the mill and the overflow feeds the first cleaner and cleaner-scavenger flotation stage. The first cleaner concentrate is upgraded in the second and third cleaner flotation columns. The first cleaner-scavenger concentrate is recycled to the regrind ball mill and the tailings are discharged with the rougher scavenger tailings.
     The third column cleaner concentrate is screened as a first step to producing different grades of molybdenum. The screen oversize is processed into a superfine product while the undersize is processed through a leaching circuit to produce high-grade product.
     The screen oversize is reground in a ball mill operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill. The cyclone overflow is upgraded twice in column cells. The concentrate is filtered, dried then dry ground in a jet mill to produce a fine product or further ground in a pancake mill to produce the superfine product. The screen oversize and leached products are then packaged in drums and sold.
     The screen undersize is dewatered in a thickener then batch leached in a hot ferric chloride circuit at 90 degrees Celsius for three hours to remove lead, copper and uranium. The leach slurry is filtered in filter presses. The filter cake is dried then bagged, while the filtrate is neutralized then discarded as tailings.
     Off-gases from the dryers are scrubbed in wet scrubbers prior to discharging to atmosphere.
Langeloth Metallurgical Plant — Langeloth, Pennsylvania
     The Langeloth Plant is located in Langeloth, Pennsylvania, approximately 25 miles west of Pittsburgh. The facility receives MoS2 concentrate from the Thompson Creek Mine and concentrator, and tolled concentrate from various third party operations.
     The concentrate is roasted in conventional multiple hearth furnaces to produce molybdenum oxide. The off-gas from the furnaces is cleaned in cyclones, cooled (if necessary) in a sonic spray chamber and fine particulate is removed in electrostatic precipitators. The cleaned off-gas is processed in an acid plant to remove sulphur dioxide. The clean gas is then discharged through a 500 foot stack.

     Approximately 30% of the molybdenum oxide is sold as oxide. The balance is further processed at the Langeloth Plant to produce FeMo, which is predominantly used as an alloy in steel making. The process employed at Langeloth to produce FeMo is thermochemical, using readily available reagents. The FeMo is packaged for shipment in a variety of containers to suit the needs of customers.
     The facility processes spent catalyst material in two of the six roasters. The material is upgraded primarily in nickel concentration. Most of this material is toll roasted and after processing is shipped to nickel smelters in North America. The off-gas that results from roasting of spent catalyst does not contain any appreciable amounts of sulphur dioxide. The off-gas particulates are removed in cyclones and an electrostatic precipitator before being discharged through the stack.
     Parts of the facility are old, having been in operation since the 1920s. Potential requirements for capital improvement include: modernization of control systems, stack lining repair and ongoing acid plant annual component replacement. In the Thompson Creek Mine Consultants’ opinion, if normal and historical operating and maintenance practices are continued, the plant should continue to have an availability in the range of 95% of annual scheduled operating hours for the expected mine life to 2016.
     Certain employees at the Langeloth Plant are members of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America union (the “Union”) through its Local 1311. Langeloth Metallurgical Company has entered into a collective bargaining agreement (the “Collective Agreement”) with the Union. The Collective Agreement was set to expire on March 11, 2007, however, it is currently being re-negotiated between the Corporation and the union. While negotiations continue, either party may terminate upon seven days notice to the other party. The Collective Agreement states that neither the Union nor any of the unionized employees will strike, picket, slowdown, boycott or otherwise interfere with the Corporation’s business during the term of the Collective Agreement.
Langeloth Metallurgical Plant — Langeloth, Pennsylvania
     The Langeloth Plant is considered a Title V Air Emission Source and its permit expired on December 31, 2006. The renewal application was submitted in March 2006. The Langeloth Plant has a water treatment plant to control heavy metals to comply with a National Pollutants Discharge Elimination System (“NPDES”) permit (the “NPDES Permit”). Renewal for this permit was applied for in 1992 and is still pending. The facility is operating under the existing air and water permits, as allowed under applicable law, until new permits are issued. See “Risk Factors — The Corporation is subject to substantial government regulation.” The discharge is a small volume and, if the NPDES Permit is tightened, it would be relatively inexpensive to go to zero discharge by using the excess heat from the roasters to evaporate the flow. The small amount of dried residue could be handled as hazardous waste and shipped off-site.
     The sulfur dioxide air emissions from the plant roasters are used as a feed for an acid plant. The particulates are removed through electrostatic precipitators and bag houses. There is a possibility that the bag house associated with the FeMo smelting may need upgrading.
Markets
     Molybdenum’s most common mineral form is MoS2 which is mined as both a primary ore or as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. MoS2 is also used as a high temperature lubricant, due to its favourable atomic structure. See “The Molybdenum Industry” for further details regarding the molybdenum industry.
Contracts
     In September 2005, Thompson Creek entered into a sales agreement with respect to the Thompson Creek Mine which takes effect on January 1, 2008, pursuant to which Thompson Creek agreed to sell 5% of all technical grade molybdic oxide from Phase 6 of the Thompson Creek Mine plan (the “Product”), estimated to be four million pounds of molybdenum, at a price of not less than $4.50 or more than $7.50 per pound of molybdenum derived from the Product.
     Also in September 2005, Thompson Creek agreed to sell a further 5% of all Product, estimated to be another four million pounds of molybdenum, at prices to be determined at a discount to the market price of molybdenum at the time of shipment, with a floor of $4.50 per pound of molybdenum, such agreement to take effect on the first day following the first two month period during which Thompson Creek Mine’s concentrator has produced at least 100,000 pounds of molybdenum disulfide from the Phase 6 reserves.
     Thompson Creek has many different customers and the remainder of its sales are through bill of sales, contracts or sales by agents.
Taxes
     Thompson Creek is subject to taxation on a state, federal and local level. The Thompson Creek Mine Consultants are not experts in the area of taxation and therefore have not ascertained the levels of taxation that are applicable to the Thompson Creek operation. The Thompson Creek Mine Consultants recognize that the application of taxes will affect the overall profitability of the mining operation. For the purpose of the Thompson Creek Report, which is to demonstrate that the mineral reserves are economic, taxes are not included in the cash flow model.
Economic Analysis
     The Thompson Creek Mine Consultants prepared an economic analysis of the Thompson Creek Mine, assuming the physical parameters included in the Phase 7 Expansion Mine Plan, which included production rates, reserves, metallurgical recovery and operating costs. The Thompson Creek Mine Consultants’ base case undiscounted, pre-tax cash flow totals $845.8 million over the mine life, the total cash cost is $3.68 per pound of molybdenum, and the mine life capital cost is $20.8 million, for a total production cost of $565.8 million. Average annual molybdenum production during operation is 14.8 million pounds per year. Net present value (the “NPV”) of the base case at a 10% discount rate is $590 million. The molybdenum price used in the base case scenario is a declining price averaging $10.89 per pound over the life of mine. In the opinion of the Thompson Creek Mine Consultants, the base case cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed molybdenum prices, and demonstrates that the estimated mineral reserves are economic.
Sensitivity Analysis
     The lower part of the Sensitivity Analysis table below, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%. Metallurgical recoveries are capped at the base case values since it is unlikely that they will exceed the base case by the ranges used in the sensitivity analysis.

Sensitivity Analysis
	-20%	-10%	Base	+10%	+20%

Head Grade (% molybdenum)	0.094	0.105	0.117	0.129	0.140
Metal Price ($ per pound)	8.71	9.80	10.89	11.98	13.07
Operating Cost ($000s)	435,958	490,452	544,947	599,442	653,936
Capital Cost ($000s)	16,677	18,761	20,846	22,931	25,015
Recovery	72.45	81.50	90.56

% Change in NPV
	-20%	-10%	Base	+10%	+20%

Head Grade (%)	-33	-16	0	16	33
Metal Price (%)	-34	-17	0	17	34
Operating Cost (%)	12	6	0	-6	-12
Capital Cost (%)	1	0	0	0	-1
Recovery	-33	-16	0
     The Thompson Creek Mine Consultants note that molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices. To determine the sensitivity of the mine to molybdenum prices, the Thompson Creek Mine Consultants have prepared life of mine forecasts with long-term molybdenum prices declining from $25 to $5, $10, $15 and $20. The table below shows the NPV sensitivity to a range of molybdenum prices:
Value of Thompson Creek Mine at Varying Molybdenum Prices

Long-Term Price of Molybdenum Oxide	NPV @ 10% discount
($ per pound)	($M)
5	427
8	590
10	698
15	1,046
20	1,454
Endako Mine, British Columbia
     At the request of Blue Pearl, Richard E. Routledge, M.Sc., P.Geo., Consulting Geologist at SWRPA, John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA, Stephen McMaster, P.Eng., Project Manager at Hatch, Hoe Teh, P.Eng., Senior Metallurgist at Hatch, and Pierre C. Pelletier, Environmental Consultant and President of Rescan (Messrs. Routledge, Postle, McMaster, Teh and Pelletier are collectively referred to in this section as the “Endako Mine Consultants”), prepared a report dated July 31, 2006 entitled “Technical Report on the Endako Mine Located in Northern British Columbia” (the “Endako Report”). Each of Messrs. Routledge, Postle, McMaster, Teh and Pelletier are “Qualified Persons” and independent of Blue Pearl within the meaning of NI 43-101.
     The following description of the Endako Mine has largely been summarized from the Endako Report and readers should consult the Endako Report to obtain further particulars regarding the Endako Mine. The Endako Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.
Project Description and Location
     The Endako Mine is an open pit molybdenum mine and concentrator located 160 kilometres west of Prince George, British Columbia. The mine is operated as a joint venture (the “Endako Mine Joint Venture”) between Thompson Creek Mining Ltd. (“TCML”), a subsidiary of Thompson Creek, which holds a 75% interest and Sojitz Moly Resources, Inc. (“Sojitz”), which holds the remaining 25% interest. See “Endako Mine Joint Venture” below for further details regarding the Endako Mine Joint Venture. The mine consists of three contiguous open pit mines: the Endako pit (approximately 6,000 by 2,000 feet), the Denak East pit (approximately 1,800 by 1,600 feet) and the Denak West pit (approximately 1,400 by 1,200 feet). The Endako Mine property consists of 374 claims, including 25 mineral leases, covering 7,741 hectares. There are no royalties, back-in rights, encumbrances on title or other agreements, other than the Endako Mine Joint Venture.
Environmental Considerations
     The current operation at the Endako Mine is forty plus years old and, as such, has operating procedures and permits that are based on 1970s discharge criteria. In the Endako Mine Consultants’ opinion, the Endako Mine site is well managed from an operations perspective. Since the parties to the Endako Mine Joint Venture purchased the operation in 1997, there have been significant improvements to air emission, water management and reclamation at the site. In the Endako Mine Consultants’ opinion, Thompson Creek has developed a good rapport with the provincial and federal regulators and, therefore, any changes in environmental legislation will likely be workable. In the Endako Mine Consultants’ opinion, there is no apparent reason to tighten the discharge limits in the existing environmental permits based on the effects to the receiving environment. The reclamation bond of approximately C$6.6 million may be inadequate to decommission and close the mine. The long-term environmental risks to the Endako Mine are associated with potential water treatment requirements and the need for additional tailings storage facilities if production is to be sustained in the long-term. The mine’s independent consultant, URS Corporation, monitors the on-site tailings dams on an annual basis. The Endako Mine property complies with all necessary operating permits.
Tailings Dams
     The Endako Mine Consultants inspected the tailings containment dams with the perspective of providing an opinion on the stability of these structures. The Endako Mine Consultants are not experts in this area and have relied on the reports prepared by URS Corporation, the mine’s independent consultant which monitor these dams on an annual basis. The dams are constructed so that the final surface profile of the tailings containment are domes. The dome design allows water in the tails to seep from the bottom of the containment area at a slow rate, which prevents the material from washing out the dam. As more tailings are deposited, the containment area becomes smaller and smaller and the phreatic surface, the level of water in the dams, does not rise. The level of water in the dams is monitored with piezometers.
     Locally, there are areas where surface water from rapid snow melt has caused washouts, which have been repaired by the tailings crew. In some cases, water has seeped from the dam. The remedy has been to remove vegetation that is impeding drainage and to place rock material in the areas to facilitate flow. In the Endako Mine Consultants’ opinion, this remedy has worked very well. In addition, the upper benches of the dam are sloped inward so that water from melt does not run over the sides of the benches but into the dam, hence stopping erosion.
     The lower benches of the dams are being reclaimed. This involved contouring the benches on the dams so that water will run off down the side, over a vegetation cover.
Endako Mine Joint Venture
     TCML and Nissho Iwai Moly Resources, Inc. (Canada) (now Sojitz) entered into a 20-year exploration, development and mine operating agreement (the “Endako Mine Joint Venture Agreement”) dated June 12, 1997 relating to the Endako Mine. Under the Endako Mine Joint Venture Agreement, TCML has been appointed manager with overall management responsibility for operations and there is a management committee (the “Management Committee”) which consists of three members appointed by TCML and two members appointed by Sojitz, with each of TCML and Sojitz having votes on the Management Committee in proportion to its participating interest. A decision of the majority of the participating interest is binding on the Management Committee, except for the following which require unanimous agreement of the Management Committee: (i) disposition of all or a substantial portion of the Endako Mine assets; (ii) contracts with affiliates over $500,000 or sales of product to affiliates of TCML or Sojitz; (iii) compensation for management of the business; (iv) modification of the Endako Mine Joint Venture Agreement; (v) any change in business purpose; (vi) any modifications or replacements to the production plan as set out in the Endako Mine Joint Venture Agreement; (vii) investment in other companies; (viii) any borrowing by the joint venture or loan to any third party or any guarantee; (ix) changes in the manager, other than by reasons of default; and (x) except in the case of emergency or unexpected expenditures, a discretionary capital expenditure in excess of $1,000,000.
     Pursuant to the Endako Mine Joint Venture Agreement, neither TCML nor Sojitz can transfer any part of its interests in any Endako Mine assets or the Endako Mine Joint Venture Agreement, subject to having the right to transfer to a third party an interest in its participating interest and subject to certain limitations. Any transfer is subject to a pre-emptive right of the other party. Sojitz has waived any and all pre-emptive rights which it has relating to the Thompson Creek Acquisition pursuant to the Endako Mine Joint Venture Agreement.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
     The Endako Mine is accessible by commercial air carrier to Prince George, British Columbia, then by car west on a paved highway for approximately 175 kilometres to Endako village, then south on the Endako Mine road for an additional 10 kilometres.
     The mean annual temperature for the area is 4 degrees Celsius. Average temperature in July, the warmest month, is 15.5 degrees Celsius and average temperature in January, the coldest month, is minus 9.6 degrees Celsius. The Endako Mine operates year round. The average annual precipitation is 600.8 millimetres.
     The infrastructure at the Endako Mine includes a 30,000 tonnes per day concentrator, a 14,000 to 16,000 kilograms per day roaster, a non-operating refinery, a tailings pond comprising three cells and polishing ponds and fresh water ponds, a crushing plant, an administrative building, a warehouse, a dry, an infirmary, a laboratory, a garage and other shops. The power supply of the site is provided by an 8.5 kilometre, 69 kilovolt power line owned by B.C. Hydro from the town of Endako. Fresh water for the operations is pumped from François Lake located nearby.
     The Endako Mine is located in an area characterized by gently rolling terrain. Elevations range from 670 metres at Endako village to 1,070 metres at the crest of the Endako pit. The uplands are well drained, with few marshes and lakes, while the valleys are bottomed by narrow lakes such as Fraser Lake and Francois Lake. A distinct east-west grain from glaciation overprints the general northwest-southeast trend of bedrock. Vegetation consists of relatively open pine forests and grasslands.
History
     The Endako deposit was discovered in 1927 by local hunters. Minor underground exploration work took place in subsequent years. In 1962, R&P Metals Corporation Ltd. began a diamond drilling program to evaluate the discovery and, based on the exploration results, incorporated a company named Endako Mines Ltd. Canadian Exploration Limited, a wholly-owned subsidiary of Placer Development Ltd. (later to become Placer Dome Inc.) (“Placer”) entered into an option agreement with Endako Mines Ltd. in August 1962 and continued exploration on the property. In March 1964, Placer decided to place the property into production. Production commenced in June 1965 at a plant capacity of 9,000 tonnes per day (combined concentrator and roaster). Expansions in 1967 and improvements in 1980 increased concentrator capacity. In 1982, the mine and concentrator were closed due to low molybdenum prices, the roaster continued to operate, processing molybdenum concentrates from other operations on a toll basis. The mine and mill were re-opened in 1986 and by 1989 production reached 28,000 tonnes per day. The current capacity is 30,000 tonnes per day. In June 1997, the parties to the Endako Mine Joint Venture purchased the mine from Placer. The following table sets forth the historical production from the Endako Mine:
Historical Production at the Endako Mine (1)(2)

Mine Production	2000/01	2001/02	2002/03	2003/04	2004/05	Total
Mine Production (000s tonnes)	7,791	9,486	9,622	8,608	7,453	42,961
Waste (000s tonnes)	3,309	2,498	5,313	5,850	9,636	26,606
Total Mined	11,100	11,984	14,935	14,459	17,089	69,567
Stockpile (000s tonnes)	1,717	269	136	1,167	3,801	7,089
Total (000s tonnes)	12,817	12,253	15,071	15,625	20,890	76,656
Strip ratio	0.42	0.26	0.55	0.68	1.29

Mill Production
Mill Production (000s tonnes)	9,386	9,641	9,706	9,350	9,604	47,687
Grade (% molybdenum)	0.128	0.122	0.111	0.112	0.099	0.114
Recovery (%)	78.16	75.71	80.04	79.20	77.20	78.06
Ultrapure (000s pounds molybdenum)	439	434	782	282	—	1,937
Oxide (000s pounds molybdenum)	11,611	11,607	11,831	10,849	9,956	55,854

Mine Production	2000/01	2001/02	2002/03	2003/04	2004/05	Total

Total (000s pounds molybdenum)	12,050	12,041	12,613	11,131	9,956	57,792

(1)	Year end was September 30.

(2)	Columns and rows may not add due to rounding.
Geological Setting
     The Endako molybdenite deposit is hosted in the Endako quartz monzonite intrusive, a phase of the Middle to Late Jurassic Francois Lake Intrusions that form a large composite batholith. The deposit is genetically associated with the terminal stages of magmatic activity, represented by intrusion of the Casey monzogranite, dated at 145 Ma.
Exploration
     The Endako Mine Joint Venture has been carrying out some drilling and testing of the drill holes at the mine since 1997. Most recently, the Endako Mine Joint Venture drilled 35 NQ surface holes in January and February 2006 in order to find additional molybdenite resources on the Endako Mine property. Additional drilling took place in the Denak West pit, east of the Endako East pit and in the Casey Lake area. Based on the drilling results, a 30 hole, 15,000 foot diamond drilling program has been recommended for 2007 to better define and locate the mineralization near Casey Lake and west of the Denak West pit.
Mineralization
     Mineralization on the Endako Mine property consists of quartz veins, stockworks, veinlets and fractures bearing molybdenite, pyrite, magnetite, minor chalcopyrite, and rare bornite, bismuthite, galena, wulfenite, scheelite and specularite. Quartz veins mineralized by molybdenite occur milky white to banded or ribboned and are often brecciated and healed by quartz and late stage calcite and minor chalcedony. Molybdenite varies in grain size from very coarse and greasy to microscopic grains in quartz, referred to as “black quartz ore”. Disseminated molybdenite mineralization occurs as broad halos around and between the veins in the Endako pit but is lacking in the Denak pits where discrete mineralized veins and narrow low grade envelopes are separated by waste. Individual quartz-molybdenite veins have limited extent; however, the vein systems in which they occur can be traced throughout the deposit.
Drilling
     Core drilling was done from surface with later fill-in, generally to the ultimate pit floor, done from within the pits. Hole collars are generally on 200 foot sections, and at 200 to 100 feet on section. Within the Endako and Denak East pits, most holes are vertical with some inclined to the north. In the Denak West pit, drilling is mostly inclined to the east, with some drilling inclined to the north and some vertical. Collars were surveyed in the mine grid; vertical holes do not appear to have been surveyed down-hole, inclined holes have dip tests only and not all were surveyed. The following table summarizes the Endako Mine property’s drill hole statistics with sample lengths typically being approximately 10 feet:
Drill Hole Statistics on the Endako Mine

Number of Holes	855
Total Length	410,150 feet
Minimum Length	16 feet
Maximum Length	1,505 feet
Average Length	480 feet
Strike Length Drilled	11,798 feet
Sampling and Analysis
     Blast hole sampling is used for delineating ore and waste and establishing dig patterns on the pit benches.

Blast hole sampling is the basis for reconciliation of mine production with concentrator production and the resource/reserve block model. Blast holes of 12.5 inches diameter are rotary drilled on a 30 by 30 feet pattern with cuttings tube-sampled at the hole collar by the driller. Ore and waste contacts are defined on the bench by simple contouring of the blast hole grades. Internal dilution is included where necessary for practical excavation and the outline is adjusted for shovel dig direction.
     Documentation is in place and checks are carried out to assure that blast hole sampling follows procedures. The top 2 inches of the chip pile representing bench subgrade is removed prior to dividing the pile into quadrants and tube sampling. The four samples are composited by placing them in a large plastic bag with a tag and submitted to the mine laboratory for analysis. Tube sampling can be problematic for nuggety/particulate minerals. Outside consultants have examined results and concluded that tube sampling is effective at the Endako Mine. Where discrete narrow veins occur, such as at the Denak pits, tube sampling may be less effective than for the Endako Mine pit vein and disseminated ores.
     The Endako Mine laboratory, operated by Endako employees, uses reference standards prepared from certified standards supported by certificates according to ISO 9002 protocol. The Endako Mine laboratory is not an ISO/IEC Guide 43-1 or ISO/IEC Guide 25 accredited mineral laboratory. Sample pulps are periodically sent to outside mineral laboratories for round robin testing. The sample preparation analysis method conform to industry standards. No quality control and quality assurance data was reviewed by the Endako Mine Consultants.
Data Verification
     The Endako Mine Consultants compared drill log entries with data compiled on hardcopy cross sections and plans for a limited number of drill holes while on site.
     ASCII files provided by Endako were processed to eliminate duplication of holes and survey records in the database provided. Duplication likely originated when combining the separate files for Denak and Endako areas. GEMS 5.5 data routines were used to identify and correct overlapping, out of sequence, duplicated and missing intervals. None of these problems were found in the database.
Mineral Resource and Mineral Reserve Estimates
     The following table sets forth the estimated Mineral Resources for 100% of the Endako Mine as of September 30, 2005 (Blue Pearl owns 75% of the Endako Mine):
Indicated Mineral Resources (1)(2)(3)(4)

			Contained		Recoverable
Pit	Tonnes	Molybdenum Grade	Molybdenum	Recovery	Molybdenum
	(thousands)	(%)	(millions of pounds)	(%)	(millions of pounds)

Endako Pit	29,124	0.071	45.63	76.7	35.0
Denak West Pit	22,662	0.070	34.74	77.0	26.7

Total	51,786	0.070	80.37	76.8	61.7

(1)	The Mineral Resource estimates for the Endako Mine set out in the table above have been prepared by the Endako Mine Consultants who are all qualified persons under NI 43-101. The Mineral Resources are classified as indicated, and are based on the CIM Standards.

(2)	Mineral Resources are reported at a cut-off grade of 0.04% molybdenum.

(3)	Numbers may not add up due to rounding.

(4)	Mineral Resources include Probable Mineral Reserves.

     The following table sets forth the estimated Mineral Reserves for 100% of the Endako Mine as of September 30, 2005 (Blue Pearl owns 75% of the Endako Mine):
Proven and Probable Mineral Reserves (1)(2)(3)(4)

				Contained		Recoverable
Pit	Category	Tonnes	Molybdenum Grade	Molybdenum	Recovery	Molybdenum
		(thousands)	(%)	(millions of pounds)	(%)	(millions of pounds)

Endako Pit	Probable	29,124	0.071	45.63	76.7	35.0

Denak West Pit	Probable	22,662	0.070	34.74	77.0	26.7

Stockpiles	Proven	22,204	0.046	22.68	75.0	17.0

Total		73,990	0.063	103.04	76.4	78.8

(1)	The Mineral Reserve estimates for the Endako Mine set out in the table above have been prepared by the Endako Mine Consultants who are all qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)	Mineral Reserves are reported at a cut-off grade of 0.04% molybdenum.

(3)	Mineral Reserves are estimated using an average long-term molybdenum price of $3.50 per pound and a United States dollar exchange rate of C$1.19 per $1; bulk density is 2.56 tonnes per cubic metre; and a waste to ore stripping ratio of approximately 1:1.

(4)	Numbers may not add up due to rounding.
Mining Operations
     The Endako deposit is being mined using conventional truck and shovel open pit mining techniques. The current mine plan provides for mining until 2011. The total tonnage planned to be mined is approximately 51.7 million tonnes of ore and 51.0 million tonnes of waste per year at a stripping ratio of 0.99:1. After the mining is completed, the remaining material in the stockpiles will be reclaimed and treated, extending the life of the operation to 2013.
     Wall failures have occurred in the north and south walls about half way along the Endako pit where two major faults intersect. Both these areas have been identified as areas of weakness and are being monitored closely.
     Most of the equipment in the mine is quite old, however, availabilities are very good, indicating an excellent maintenance program.
     The Endako Mine includes two roasters, one of which is decommissioned. The major factor influencing the recovery is mineralogy. Other factors include the size of the flotation feed, the flotation circuit flowsheet and the reagents in use.
     Capital costs are currently estimated at C$1.6 million per year for the life of the mine (for 100% of the Endako Mine). In addition, there will be a C$8 million relocation cost for the in-pit crusher. Total operating costs from 2006 to 2013 are estimated to be C$375 million (for 100% of the Endako Mine), with stripping increasing production costs in the near future and reduced stripping near the end of mine life reducing costs. As the Endako Mine is an ongoing operation, payback is immediate.
Life of Mine Plan
     Current life of mine plan shows open pit mining until 2011, and includes mining the Endako pit for two years, followed by the Denak East pit and the Denak West pit for two years. The total tonnage planned to be mined is approximately 51.7 million tonnes of ore and 51.0 million tonnes of waste per year at a stripping ratio of 0.99:1. After mining is completed, the remaining material in the stockpiles will be reclaimed and treated extending the life of the operation to 2013.
     The Endako Mine Consultants reviewed the life of mine plan for the next seven years commencing September 30, 2005 and believe that the production targets are reasonable.

Mineral Processing
     The Endako metallurgical facility consists of a concentrator that produces a MoS2 concentrate and a roasting plant that converts the MoS2 concentrate into MoO3. The facility has a nameplate capacity of 30,000 tonnes per day of ore.
     Crushed fine material is stored in six fine ore bins, with 19,000 tonnes of live storage each. The material is withdrawn from the bins, by conveyors, to feed the two-stage grinding circuit that liberates the MoS2 from the host rock for recovery by flotation. Total throughput of the plant averaged 26,000 tonnes per day for 2001 to 2005. The average grade ranges between 0.09% MoS2 and 0.128% MoS2.
     The grinding circuit consists of five parallel rod mill-ball mill circuits. The rod mills operate in open circuit while the ball mills operate in closed circuit with cyclones. In each circuit, the rod mill product discharges into the ball mill discharge pump box, and is pumped to the cyclones together with the ball mill discharge. The cyclone underflow is recycled back to the ball mill, while the overflow is fed to the rougher flotation circuit consisting of five sections — one section per grinding circuit. The particle size in the cyclone overflow is approximately 80% passing 300 microns.
     The flotation reagents, fuel oil and terpene SW, are added to the grinding circuit and carried through in the cyclone overflow to rougher flotation. No other reagents are added to rougher flotation. The rougher flotation tailings are pumped to the tailings pond. The rougher concentrate from all the sections are collected and pumped to two first flotation columns.
     The first column flotation concentrate is pumped to a thickener for dewatering prior to regrinding. The column tailings are upgraded in the first cleaner cells, with the concentrate pumped to the thickener and the tailings recycled to the grinding circuit.
     The thickener underflow is reground in two parallel regrind ball mills operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill while the overflow feeds the second cleaners. The second cleaner concentrate is again reground to enhance upgrading in the subsequent cleaner flotation stages, while the tailings are recycled to the first flotation columns.
     Following the regrind, the second cleaner concentrate is upgraded in five additional stages of cleaner flotation operating in closed circuit. The concentrate from each stage moves forward to the next cleaner stage while the tailings recycle back to the preceding cleaner stage.
     Sodium cyanide is added to the second and third cleaner stages to depress copper and to improve the flotation concentrate grade.
     The final concentrate from 7th cleaner flotation is dewatered in a thickener. The thickener overflow is recycled to the plant as process water. The thickener underflow is leached, dried then roasted to finish product.
Roasters
     There are two roasters installed at Endako. One is decommissioned and would require capital expense to re-commission, including a possible requirement for additional waste gas scrubbing. The Endako Mine Consultants have not estimated the cost to bring additional roasters on line or investigated implications that this would have on the operating air permits.
     The operating roaster is a conventional multiple hearth, rotary grate type. The yield for conversion is in the range of 98% and typical for this type of operation. Losses are attributed to entrained dust reporting to the waste gas stream. The waste gas is treated in a conventional packed tower scrubbing system to remove particulates to permitted discharge levels. The cleaned gas stream is discharged from the scrubbing system in ductwork to a short steel discharge stack.

     The unit in operation typically operates in the range of 14,000 to 16,000 kilograms of molybdenum per day with an average availability in the range of 90%. At current head grades and mill yield this is sufficient to process the mill concentrate production.
     The roasted molybdenum trioxide is leached using hydrochloric acid to remove bismuth and lead before packaging for shipment.
     In the Endako Mine Consultants’ opinion, if normal and historical operating and maintenance practices are continued, the mill should continue to have an availability in the range of 95% of annual scheduled operating hours and the roaster in the range of 90% of annual scheduled operating hours through the projected mine life in 2011.
Markets
     Molybdenum’s most common mineral is MoS2 which is mined as both a primary ore or as a by-product mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. MoS2 is also used as a high temperature lubricant, due to its favourable atomic structure.
Contracts
     Thompson Creek has advised the Endako Mine Consultants that it has many different customers and, therefore, sells molybdenum in many different ways, including bill of sale, contracts or by agents. The Endako Mine Consultants are not aware of any other material contracts existing at the Endako Mine.
Taxes
     Thompson Creek is subject to taxation on a state, federal and local level. The Endako Mine Consultants are not experts in the area of taxation and therefore have not ascertained the levels of taxation that are applicable to the Endako operation. The Endako Mine Consultants recognize that the application of taxes will affect the overall profitability of the mining operation. For purposes of the Endako Report, which is to demonstrate that the mineral reserves are economic, taxes are not included in the cash flow model.
Economic Analysis
     The Endako Mine Consultants’ base case undiscounted, pre-tax cash flow totals C$520.6 million over the mine life, the total cash cost is C$5.85 per tonne milled, and the mine life capital cost is C$17.4 million, for a total production cost of C$5.65 per pound of molybdenum. Average annual molybdenum production during operation is 9.44 million pounds per year. Net present value of the base case at a 10% discount rate is C$435.4 million for the total project. The molybdenum price used in the base case scenario is a declining price averaging C$11.71 per pound over the life of mine.
Sensitivity Analysis
     The lower part of the Sensitivity Analysis table below, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%.

Sensitivity Analysis
	-20%	-10%	Base	+10%	+20%
Exchange Rate (US$/C$)	0.72	0.81	0.90	0.99	1.08
Head Grade (% molybdenum)	0.082	0.093	0.103	0.113	0.123
Metal Price ($ per pound)	10.29	11.00	11.71	12.43	13.14
Operating Cost ($000s)	300,663	338,011	375,359	412,708	450,056
Capital Cost ($000s)	13,920	15,660	17,400	19,140	20,880
Recovery (%)	60.3	67.8	75.3	82.9	90.4

% Change in NPV
	-20%	-10%	Base	+10%	+20%
Exchange Rate (%)	42	18	0	-15	-28
Head Grade (%)	-33	-17	0	17	33
Metal Price (%)	-26	-13	0	13	26
Operating Cost (%)	13	6	0	-6	-13
Capital Cost (%)	1	0	0	0	-1
Recovery (%)	-33	-17	0	17	33
     The Endako Mine Consultants note that molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices. To determine the sensitivity of the mine to molybdenum prices, the Endako Mine Consultants have prepared life of mine forecasts with long-term molybdenum prices declining from $25 to $5, $10, $15 and $20. The table below shows the NPV sensitivity to a range of molybdenum prices:
Value of Endako Mine at Varying Molybdenum Prices

Long-Term Price of Molybdenum Oxide	NPV @ 10% discount
($ per pound)	(C$M)
5	377
8	435
10	475
15	620
20	822
Davidson Project, British Columbia
     The following description of the Davidson Project has largely been summarized from a report prepared by G.H. Giroux, P.Eng., MASc at Giroux Consultants Ltd. entitled “A Resource Evaluation of Yorke-Hardy Molybdenum-Tungsten Deposit for Patent Enforcement & Royalties Ltd.” dated December 17, 2004, amended January 12, 2005 and further amended February 16, 2005 (the “Davidson Report”). In the Davidson Report and in the following summary the Davidson Project is referred to as the Yorke-Hardy Property. The Davidson Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.
Project Description and Location
     The Yorke-Hardy Property (which in the past has been referred to as Glacier Gulch and Hudson Bay Mountain) is located on the east flank of Hudson Bay Mountain, 9 kilometres northwest of Smithers in west-central British Columbia.
     The following tables list the mining leases and mining claims on the Davidson Project.
List of Mining Leases on Davidson Project

Tenure Number	Area	Expiry Date
243455 (1)	214.07 hectares	27/06/2023
243475 (2)	288.98 hectares	10/01/2019
243476 (2)	299.87 hectares	10/01/2019
243477 (2)	292.78 hectares	10/01/2019
243478 (2)	342.53 hectares	10/01/2019
243479 (2)	193.57 hectares	10/01/2019
1,631.8 hectares

(1)	This lease is in good standing until June 27, 2008.

(2)	These leases are in good standing until January 10, 2008.

List of Mining Claims on Davidson Project

Tenure Number	Area
501559 (1)	447.47 hectares
503063 (1)	466.08 hectares
503061 (1)	298.40 hectares
501731 (1)	615.73 hectares
509898 (1)	186.50 hectares
501577 (2)	223.90 hectares
2,238.08 hectares

(1)	These claims are in good standing until December 4, 2007.

(2)	This claim is in good standing until January 12, 2008.
     All mining leases have been legally surveyed by a B.C. Land Surveyor (“BCLS”) and the survey has been approved by the Surveyor General. These are conditions in the Mines Act (British Columbia) that must be upheld before the Gold Commissioner will grant a mining lease.
     There are no known environmental liabilities attached to the Yorke-Hardy Property. The ability to permit development on this site will be investigated during the economic evaluation leading up to the feasibility study.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
     Road access to the Yorke-Hardy Property is excellent from the town of Smithers some 8.9 kilometres northwest to the portal at 3,500 feet (1,067 metres) elevation.
     The Yorke-Hardy Property is located on Hudson Bay Mountain which at 8,497 feet (2,591 metres) elevation is the most dominant topographical feature of the Hudson Bay Range. This range consists of an isolated group of ridges and peaks that cover about two hundred square miles and is one of a series of ranges separated by prominent river valleys that make up the Hazelton Mountains. The Hazelton Mountains are bounded on the west by the Coast Mountain Range, on the south by the Interior Plateau and on the east by the Skeena Mountains and Nechako Plateau.
     On the Yorke-Hardy Property, the mineralized zones are partially overlain by the retreating Kathlyn Glacier which is approximately 3,000 feet wide, 1 mile long, and from drill information, about 400 feet thick (915 metres by 1,610 metres by 122 metres). The glacier occupies a cirque from which two waterfalls plunge some 200 feet to the valley below.
     The climate in the Bulkley Valley area consists of short cool summers and long cold winters with temperatures ranging from maximum highs of 37 degrees Celsius to lows of – 44 degrees Celsius. Averages are – 10 degrees Celsius in January to 14 degrees Celsius in July. The average annual snowfall is 59 inches (1.5 metres). Rain can occur in any month and ranges from an average a low of ..17 inches in February to a high of 1.92 inches in October.
     The Bulkley Valley is sparsely tree covered with pine, spruce and balsam with more heavily forested areas on the lower slopes of the Mountain. Tree line is about 5,200 feet (1,580 metres).
     The main resource industries in the area are lumber and agriculture but mining and mineral exploration have always been important in the region.
     A 138 kilovolt power line is less than 3 kilometres from the portal and the main CN rail line to Prince Rupert parallels the highway at the base of the mountain.

History
     Molybdenum was first reported in outcrop on Hudson Bay Mountain by the Geologic Survey of Canada in 1944. The first claims were staked by William Yorke-Hardy in 1957. The Yorke-Hardy Property was optioned to American Metal Co. (“AMAX”) from 1957 to 1959 during which time they completed a program of surface trenching and limited drilling.
     In 1961, the York-Hardy Property was optioned by Climax Molybdenum Corp. (“Climax”) of B.C. Ltd. During the period from 1961 to 1963, Climax completed a total of 14,502 feet (4.420 metres) of diamond drilling identifying two shallow dipping bodies of molybdenite-scheelite mineralization.
     In 1966, an adit was collared at an elevation of 3,500 feet (1,067 metres) and driven 66° west for 5,600 feet (1,708 metres) then due west for 700 feet (214 metres) from the east slope of Hudson Bay Mountain, from which two cross-cuts were developed for underground drilling. A total of 165 diamond drill holes were completed; 41 from surface totalling 23,500 metres and 124 holes in fans from underground stations located on roughly 100 feet centres (34,907 metres). Climax completed the outright purchase of the Yorke-Hardy Property in 1971.
     A summary of work completed by Climax Canada Ltd. between 1962 and 1991 is taken from the BC Government’s MINFILE.

-	1962	Geological mapping (Assessment Report 471)
-	1963	Airborne Magnetic survey (Assessment Report 545)
-	1968	Soil geochemical survey (388 samples) (Assessment Report 1730)
-	1968	Soil geochemical survey (205 samples) (Assessment Report 2245)
-	1969	Adit reopened and ventilated and 5,200 feet of track was ballasted
-	1973	Grid cutting and geological mapping (Assessment Report 4756)
-	1973	Underground diamond drilling 5 holes BQ (2,239 metres), Sampling 273 assays for Multi-element plus tungsten and copper and line cutting (Assessment Report 4871)
-	1974	Diamond Drilling 3 holes BX (146 metres) (Assessment Report 5041)
-	1976	Diamond Drilling 2 holes BQ (183 metres) (Assessment Report 5928)
-	1977	Diamond Drilling 2 holes BQ (69 metres) (Assessment Report 6480)
-	1979	Diamond Drilling 4 holes HQ (527 metres) (Assessment Report 7565)
-	1979	Underground Diamond Drilling 14 holes (1,884 metres) (Assessment Report 7780)
-	1981	Preliminary geotechnical and environmental study of a proposed tailing pond site (Assessment Report 103 70)
-	1989	Geochemical Soil Survey 264 samples (Assessment Report 18236)
-	1990	Lithogeochemical Survey 283 samples (Assessment Report 19569)
-	1990	Geochemical Soil Survey 153 samples (Assessment Report 20797)
-	1991	Geochemical Surveys 12 rocks, 310 soil samples (Assessment Report 21743)
     In 1996, Climax sold the property to Don Davidson.
Geological Setting
Regional Geology
     The property is hosted by Jurassic and Cretaceous rocks of the Stikinia terrain, intruded by Upper Cretaceous to early Tertiary Bulkley type calc-alkaline porphyritic quartz monzonite plutons.
Property Geology
     The following disclosure is an excerpt from a previous report relied on by Giroux Consultants Ltd. Mineralized and altered lithologies include:
•	Early Cretaceous Skeena Group greywacke, sandstone and mudstone with coal seams

•	Lower to Middle Jurassic Hazelton Group mafic to felsic flows, tuff, breccia and lesser mudstone, conglomerate and limestone

•	Middle to Late Jurassic granodiorite sill, metabasaltic sills and dykes

•	Late Cretaceous to Early Tertiary intrusions that include a rhyolite plug, quartz-feldspar porphyry dykes and the Hudson Bay Mountain stock
     The granodiorite sill intrudes Hazelton Group volcanic rocks exhibiting concordant and discordant contacts. The sill, defined by drilling, over a 1,200 metres strike length, dips at 20° southeast steepening to 70º at the 16000 E cross-cut and ranges in thickness from 75 metres to 550 metres. Emplacement of the sill may be along an east-dipping premineral thrust fault.
     The prior report suggested the granodiorite sill could be subdivided into three lithologies based on texture and mineralogy.
     The highest grade mineralization is within the basal and southern portions of the sill, characterized by granitic texture. This granitic portion has the highest mafic content of the sill, estimated between 5 to 10%.
     The central and upper part of the sill is more porphyritic with an aphanitic groundmass and euhedral to ragged plagioclase phenocrysts, euhedral quartz phenocrysts and clots of chlorite, pyrite and magnetite replacing primary mafic minerals. This porphyritic section normally has intrusive contacts with the other parts of the sill. The uppermost and northern sections of the sill are light coloured aplitic granodiorite with intergrowths of quartz and feldspar. Hazelton volcanic blocks up to 3 metres across are found within the sill and have been partially digested suggesting interaction with the granodiorite melt. Breccia zones with sub rounded sill fragments contained within a mafic matrix are locally common. The sill and host Hazelton Group rocks are cross-cut by numerous basaltic dykes, sills and erratically shaped bodies.
     A rhyolite plug intrudes both the Hazelton Group and the granodiorite sill and is truncated by the Hudson Bay stock. This plug is 450 metres by 300 metres in size and roughly oval in plan. The composition is calc-alkaline quartz-feldspar porphyry. The Hudson Bay stock which ranges in composition from quartz monzonite to granodiorite has been intersected in its east flank by four drill holes at depths ranging from 400 to 1,000 metres. A sub-radial quartz-feldspar porphyry dyke swarm related to the Hudson Bay stock, has been mapped on surface, underground and intersected in drill holes.
Mineralization
     The Yorke-Hardy Property is a molybdenite-scheelite porphyry deposit 2.5 kilometres across and extending up to 2 kilometres in depth that consists of moderately to steeply dipping stockwork veins ranging from hairline to 5 millimetres in width. Stockwork veins exhibit a complex history of cross-cutting relationships described as follows:
•	early stockwork assemblages include andradite garnet, Epidote, chlorite, magnetite and quartz followed by molybdenite occurring as both fine-grained fracture coatings and within veins with quartz and feldspar gangue

•	early assemblages are cut by banded veins of fine-grained quartz + molybdenite ± pyrite ± scheelite and less common banded quartz + magnetite up to 1 metre wide

•	the banded veins are in turn cross cut by magnetite + scheelite and quartz + K-feldspar + scheelite veins (which constitute the principal tungsten mineralizing event)

•	these veins are themselves cut by pegmatitic quartz + molybdenite ± calcite ± scheelite ± K-feldspar ± pyrite veins up to 10 cm in width

•	the youngest veins contain pyrite ± chalcopyrite and calcite
     The granodiorite sill hosts the high-grade molybdenite zones and has abundant banded and pegmatitic veins. Its’ more massive composition provided a better host for veins than the more bedded and foliated Hazelton Group lithologies. The rhyolite plug contains mineralization, is cross cut by mineralized rhyolite dykes and contains mineralized breccia fragments. The Hudson Bay stock is weakly mineralized and exhibits a sharp decrease in molybdenite grade away from the edges. Finally the quartz-feldspar porphyry dykes are cross-cut in places by pegmatitic quartz-molybdenite veins.
     In general, the molybdenite is well crystallized and occurs as stringers, patches, veinlets and individual grains. The individual grains or crystals ranged in size from as large as 3,000 micrometres to the smallest size observed being 20 micrometres. Scheelite and powellite occur as clumps and clusters as large as 300 micrometres, however, the individual grains or crystals range in size from 4 to 40 micrometres.
Drilling
     The first recorded drilling on the Yorke-Hardy Property was an 11 hole diamond drill program totalling 6,320 feet (1,928 metres) completed in 1958 by AMAX, five of which were collared on the glacier. The program resulted in a large area of + 0.1% MoS2 defined, but failed to identify additional geologic targets and the property option was dropped.
     In 1961, the property was re-optioned by AMAX Exploration and six long holes numbered 12 to 17 and totalling 13,025 feet (3,972 metres) located a zone of + 0.2% MoS2 from a zone 1,000 to 2,000 feet (305 to 610 metres) below surface. By 1964, an additional 56,583 feet (17,258 metres) of drilling in 24 diamond drill holes (holes 18 to 41) had been completed. From this data base the first preliminary economic appraisal was completed in 1964 and the project was transferred to Climax.
     In the fall of 1966, an underground adit on the 3,500 feet level was initiated to allow for underground drilling. The adit was collared on the east slope of Hudson Bay Mountain and driven 66º west for 5,600 feet (1,708 metres) then due west for 700 feet (214 metres). In 1967, cross-cuts at 15000 E and 16100 E were driven a total of 2,400 feet (732 metres) to provide underground drill stations. Drilling commenced in January 1967 and 9 holes (Holes 42 to 50) were completed, totalling 9,279 feet (2830 metres) in the 16100 E crosscut. During 1967 and 1968, an additional 32,562 feet (9,931 metres) of diamond drilling were completed in holes 51 to 72. Poor check sampling of assays indicated either sampling or analytical problems. A second economic appraisal was completed in 1969.
     From 1969 to 1972, Climax completed a drill program that used new sampling procedures designed to improve sampling variability. They drilled 20 holes (numbered 73 to 92) totalling 14,157 feet (4,318 metres) from six drill stations on the 15000 E crosscut during 1970 and an additional 46 holes (numbered 93 to 141) totalling 41,111 feet (12,539 metres) in 1971. Two bulk sample raises were driven, centered on drill holes 81 and 82-82A at 17,600 N and 17,800 N, respectively. Hole 82A was a twin of 82 drilled because the drillers forgot to take sludge samples in 82. Each raise covered a distance of 150 feet (46 metres). Results from each 10 feet round in each raise were sealed in 3 ton crates and shipped to Climax’s pilot plant in Golden, Colorado. The cross-cut on 161S was extended 800 feet (244 metres) at S45E from which Climax drilled an additional 5 holes in 1972-73 totalling 7,341 feet (2,239 metres) to bring the total holes drilled to date to 146.
     Further work on sampling protocol resulted in recommendations from Climax to increase the sample size. During the period from 1979 to 1980, six new drill stations were slashed on odd-numbered sections of the 15000 E cross-cut and 18 “up” holes were drilled totalling 10,902 feet (3,325 metres). The new sampling protocol crushed the entire 10 feet section of HQ or NQ core.

Summary of Drilling at the Davidson Project

Year	Operator	Number of Holes	Hole Numbers	Total (feet)	Total (metres)
1958	AMAX	11	1 to 11	6,320	1,927
1961-64	AMAX	30	12 to 41	67,871	20,690
1967-68	Climax	31	42-72	41,841	12,755
1970	Climax	19	73-90	14,157	4,316
			and 82A Bulk Sample hole
1971	Climax	49	91-139	41,111	12,532
1972-73	Climax	5	140-144	7,341	2,238
1979-80	Climax	20	145-165	10,902	3,323
	Totals	165		189,543	57,780
Mineral Resource Estimates
     The following table sets forth the estimated Mineral Resources for the Davidson Project as of December 17, 2004:
Measured and Indicated Mineral Resources (1)(2)

Category	Tonnes	Molybdenum Grade	Contained Molybdenum
	(millions)	(%)	(millions of pounds)

Measured	4.9	0.185	20.1
Indicated	70.4	0.176	273.4

Measured + Indicated	75.3	0.177	293.5

(1)	The Mineral Resource estimates for the Davidson Project set out in the table above have been prepared and reviewed by Gary Giroux, P.Eng., MASc who is the qualified person under NI 43-101. The Mineral Resources are classified as measured and indicated, and are based on the CIM Standards.

(2)	Mineral Resources are reported at a cut-off grade of 0.12% molybdenum.
     There are no Mineral Reserves for the Davidson Project.
DIVIDENDS
     The Corporation has not declared or paid any dividends on its Common Shares since the date of its formation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and has no present intention of paying dividends or making any other distributions in the foreseeable future.
DESCRIPTION OF CAPITAL STRUCTURE
     The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”) issuable in series.
Common Shares
     As of the date hereof, 108,019,658 Common Shares were issued and outstanding were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any preemptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preferred Shares
     As of March 23, 2007, no Preferred Shares were issued and outstanding. Holders of Preferred Shares have priority in payments of dividends, return of capital and in distribution of assets in the event of liquidation, dissolution or wind-up of the Corporation. They are entitled to receive fixed, cumulative and preferential dividends when declared by the Board. Holders of Preferred Shares are not entitled as of right to subscribe for or purchase or receive any issue of shares of the Corporation. The Board may not create a class of shares ranking in priority to the Preferred Shares without the approval of the holders of Preferred Shares.
TRADING PRICE AND VOLUME
Common Shares
     The Common Shares are listed and posted for trading on the TSX under the symbol “BLE”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2006	2.00	0.66	14,155,417
February 2006	3.95	1.65	26,302,051
March 2006	3.37	2.65	10,426,997
April 2006	3.24	2.85	4,837,908
May 2006	3.60	1.70	9,153,011
June 2006	2.50	1.70	3,467,717
July 2006	2.71	2.07	3,272,081
August 2006	3.67	2.35	7,870,559
September 2006	6.97	3.73	24,668,743
October 2006	7.55	5.30	24,067,951
November 2006	8.73	6.67	25,234,007
December 2006	9.99	8.25	17,416,858
     The price of the Common Shares as quoted by the TSX at the close of business on December 29, 2006 was C$9.87 and on March 23, 2007 was C$11.92.

Warrants
     The common share purchase warrants of the Corporation (exercise price of C$0.70, expired on March 22, 2007) (the “Warrants”) were listed and posted for trading on the TSX under the symbol “BLE.WT”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

January 2006	1.30	0.23	4,481,955
February 2006	3.20	1.05	3,966,277
March 2006	2.60	2.01	1,179,515
April 2006	2.55	2.14	571,160
May 2006	2.81	1.10	996,250
June 2006	1.85	1.07	549,437
July 2006	1.99	1.37	179,758
August 2006	2.97	1.67	420,400
September 2006	6.30	2.95	2,715,115
October 2006	6.80	4.80	1,406,292
November 2006	8.00	6.05	749,685
December 2006	9.25	7.61	495,319
     The price of the Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$9.19 and on March 22, 2007, the date of expiry of the Warrants, was C$11.24.
Series “A” Warrants
     The common share purchase warrants of the Corporation (exercise price of C$9.00, expiring on October 23, 2011) (the “Series “A” Warrants”) are listed and posted for trading on the TSX under the symbol “BLE.WT.A”. The following table sets forth information relating to the trading of the Series “A” Warrants on the TSX for the months indicated:

	High	Low
Month	(C$)	(C$)	Volume

October 2006 (1)	3.30	2.50	2,779,347
November 2006	4.30	2.65	6,123,985
December 2006	4.75	3.39	2,982,464

(1)	The Series “A” Warrants commenced trading on the TSX on October 27, 2006.
     The price of the Series “A” Warrants as quoted by the TSX at the close of the business on December 29, 2006 was C$4.70 and on March 23, 2007 was C$6.29.

DIRECTORS AND OFFICERS
     The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an officer of the Corporation.

Name,
Province/State and
Country of Residence	Position(s) with the Corporation	Principal Occupation

Ian J. McDonald (4) Ontario, Canada	Executive Chairman and a Director (director since April 1997)	Executive Chairman of Blue Pearl

Kevin Loughrey (3)(5) Colorado, United States	President, Chief Executive Officer and a Director (director since November 2006)	President and Chief Executive Officer of Blue Pearl

Denis C. Arsenault (1)(2) Ontario, Canada	Director (director since May 2005)	Chartered Accountant, Chief Financial Officer of Glencairn Gold Corporation

James W. Ashcroft (1)(2) Ontario, Canada	Director (director since April 2005)	Mining Engineer, President of J.W. Ashcroft and Associates Ltd. (a private company involved in mine safety and environmental planning)

J. John Kalmet (1)(2)(3) British Columbia, Canada	Director (director since April 2005)	Mining Engineer, Director of Glencairn Gold Corporation and North American Tungsten Corporation Ltd.

Kerry J. Knoll (3) Ontario, Canada	Director (director since April 1997)	President and Chief Executive Officer of Glencairn Gold Corporation

T. Derek Price British Columbia, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Blue Pearl

Kenneth W. Collison	Chief Operating Officer	Chief Operating Officer of Blue Pearl
British Columbia, Canada

Lorna D. MacGillivray Ontario, Canada	Corporate Secretary	Corporate Secretary and General Counsel of Glencairn Gold Corporation

Peter N. Tredger (6) British Columbia, Canada	Vice President, Special Projects	Vice President, Special Projects of Blue Pearl

Mark Wilson (7)	Vice President, Sales and Marketing	Vice President, Sales and Marketing of Blue Pearl
Colorado, United States

Dale Huffman (8)	General Counsel	General Counsel of Blue Pearl
Colorado, United States

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Environmental, Health and Safety Committee.

(4)	On December 5, 2006, Mr. McDonald was appointed Chairman of the Corporation and resigned as President and Chief Executive Officer of the Corporation.

(5)	Mr. Loughrey was appointed President and Chief Executive Officer of the Corporation on December 5, 2006.

(6)	Mr. Tredger was appointed Vice President, Special Projects of the Corporation on November 9, 2006.

(7)	Mr. Wilson was appointed Vice President, Sales and Marketing on December 5, 2006.

(8)	Mr. Huffman was appointed General Counsel of the Corporation on December 5, 2006.
     The principal occupations of each of the Corporation’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

     Ian J. McDonald — Chairman and Director. Mr. McDonald is currently the Executive Chairman of the Board of the Corporation and, prior to his appointment as Executive Chairman, he held various positions with the Corporation, including Chairman, President and Chief Executive Officer of the Corporation, since February 2005. He was also Chairman of the Board of Glencairn from 1988 to 2006 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. (now Goldcorp Inc.) for 11 years until 2001, guiding it from a junior explorer into the only successful Canadian heap leach miner. Mr. McDonald has more than 25 years experience in the resource sector in progressively more senior roles as financial adviser, company founder, senior executive and board chairman of junior and intermediate mining companies. He graduated from Toronto’s Ryerson University Business Program in 1977. He joined Richardson Greenshields (now integrated into RBC Dominion Securities) in 1981 and established himself as one of the firm’s top investment advisers and a specialist in derivatives. In 1986, he joined Yorkton Securities Inc. as an investment adviser, specializing in mining issues, and soon became one of the firm’s leading investment advisers for medium to high net worth clients. His direct involvement in the mining industry began in 1987 with the founding of Glencairn Gold Corporation.
     Kevin Loughrey — President, Chief Executive Officer and Director. Mr. Loughrey is currently the President and Chief Executive Officer of the Corporation. Prior to the Thompson Creek Acquisition, Mr. Loughrey was the President of Thompson Creek Metals Company and as such was responsible for all of the Thompson Creek operations. He was the principle negotiator, on behalf of the Thompson Creek shareholders, of the Thompson Creek Acquisition. Mr. Loughrey has also been the Senior Vice President and General Counsel for First Dynasty Mines Ltd. and Cyprus Minerals Company. In his capacity for Cyprus, Mr. Loughrey was responsible for complex legal matters including several major acquisitions, listing Cyprus on the New York Stock Exchange, and was prominent in the 1993 merger of Cyprus with Amax Metals Company. Mr. Loughrey has 27 years of experience in the mining business.
     Denis C. Arsenault — Director. Mr. Arsenault is currently the Chief Financial Officer of Glencairn. Prior thereto, from 2001 to 2006, he was Vice President, Finance and Chief Financial Officer of Orbus Pharma Inc. Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Vice President, Finance and Chief Financial Officer for Mond Industries (Trailmobile Canada Ltd.). Mr. Arsenault is a Chartered Accountant with more than 20 years experience.
     James W. Ashcroft — Director. Mr. Ashcroft is a Mining Engineer and currently President of J.W. Ashcroft and Associates Ltd., a private company involved in mine safety and environmental planning. Formerly President of the Ontario Division of Inco Limited, Mr. Ashcroft had a distinguished career with Inco for 30 years. He joined Inco in 1968 in the Copper Cliff Mine Engineering department. In 1976, Mr. Ashcroft transferred to Operations where he held positions of increasing responsibility. In 1981, he was appointed Superintendent of Safety for Mining and Milling and in 1982 became Manager of the Frood-Stobie, Garson Complex. In 1987, he was appointed Manager of the Creighton Mines Complex. He transferred to the Manitoba Division in 1988 as Vice-President, Mining and in 1991 became President of the Ontario Division. Mr. Ashcroft retired from Inco in 1998.
     J. John Kalmet — Director. Mr. Kalmet is a Professional Engineer. He was President and Chief Operating Officer of Wheaton River Minerals Ltd. from 1996 to 2002. Prior thereto, from 1989 to 1992, Mr. Kalmet was Vice President, Operations of Canamax Resources Inc. and prior thereto, from 1964 to 1989, he was General Manager, Western Canada of Noranda Minerals Inc. Mr. Kalmet is currently a director of Glencairn Gold Corporation and North American Tungsten Corporation Ltd. He holds a Bachelor of Applied Science from the University of Toronto.
     Kerry J. Knoll — Director. Mr. Knoll is currently the Chairman of the Board of Glencairn and, prior to his appointment as Chairman, he was President of Glencairn since its incorporation in 1987. He was also the co-founder of Wheaton and stayed with that company for 11 years in various capacities, including President. Other accomplishments during his career include terms as the editor of both The Northern Miner Magazine and the Canadian Mining Journal.
     T. Derek Price — Vice President, Finance and Chief Financial Officer. Mr. Price is currently the Vice President, Finance and Chief Financial Officer of the Corporation. From 1996 to 2003, he was Vice President,

Finance and Chief Financial Officer of Wheaton River Minerals Ltd. In 1996, he was Treasury Manager for the City of Vancouver and, prior to that, worked with Granges Inc., a gold mining company, as Vice President, Finance and Chief Financial Officer. From 1979 to 1989, he was employed by Cominco Ltd., an integrated mining and metals producer, in various roles, including Treasury Manager, Assistant Controller and Vice President, Finance of its subsidiary, Western Canada Steel Limited. His professional memberships include Canadian Institute of Chartered Accountants, Institute of Chartered Accountants in Australia, Financial Executives Institute and Treasury Management Association of Canada. Mr. Price holds a Masters of Business Administration from Griffith University, Australia, and a Bachelor of Mathematics from the University of Waterloo, Canada.
     Kenneth W. Collison — Chief Operating Officer. Mr. Collison is currently the Chief Operating Officer of the Corporation. He has had more than 20 years of senior responsibility for mining operations and environmental affairs. Prior to joining the Corporation, Mr. Collison was Engineering Manager for the State of Alaska’s Transportation Department, with particular emphasis on highway and marine terminal projects and Environmental Impact studies. He has also served as Vice-President and General Manager for Coeur d’Alene Mines (Alaska), Vice-President of Crandon Mining Corp., a zinc-lead mine in Wisconsin owned by Rio Algom Limited and Exxon Coal and Minerals, and President of Rio Kemptville Tin Company, Rio Algom’s East Kemptville tin project in Nova Scotia. Mr. Collison holds a B.Sc. in Mining Engineering and a Masters of Engineering in Mining from the University of Saskatchewan.
     Lorna D. MacGillivray — Corporate Secretary. Ms. MacGillivray is currently Corporate Secretary and General Counsel of Glencairn Gold Corporation. She has 20 years of in-house and corporate secretarial experience for mining companies, including Glencairn Gold Corporation, Campbell Resources Inc., Zemex Corporation and Northgate Exploration Limited. Ms. MacGillivray received undergraduate degrees from Mount Allison University and Queens University and earned her LL.B. from the University of New Brunswick before being called to the bar by The Law Society of Upper Canada in 1983.
     Peter N. Tredger — Vice President, Special Projects. Mr. Tredger is currently Vice President, Special Projects of the Corporation and has been a senior officer of Blue Pearl since 2004. He is a professional engineer with 35 years of mining industry experience, including senior management positions with Glencairn from 2002 to 2004, and Wheaton River Minerals Ltd. from 1992 to 2001. Previously, Mr. Tredger was an independent mining consultant, and for 11 years was employed by Amax Inc. in a variety of technical and management positions.
     Mark Wilson — Vice President, Sales and Marketing. Mr. Wilson joined Thompson Creek Metals Company in 2005 and currently is Vice President, Sales and Marketing for the Corporation. Having worked for more than 20 years in the mining industry, Mr. Wilson has extensive experience in marketing, business development and finance. Prior to joining Thompson Creek, he consulted for Climax Molybdenum Company on new product development (2001-2002) and served as President, Chief Executive Officer and Chief Financial Officer for Goldbelt Resources Ltd., a Canadian public company focused on mineral exploration in Kazakhstan (1996-1999). From 1981 to 1996, he was employed by Cyprus Amax Minerals Company in increasingly responsible roles including Vice President of Business Development and Manager of Molybdenum Marketing. Mr. Wilson holds a B.S. in Geology and Geophysics from Yale University and a M.A. in Law and Diplomacy from the Fletcher School of Law and Diplomacy.
     Dale Huffman — General Counsel. Mr. Huffman joined the Corporation in November 2006. He has over 25 years of in-house and outside counsel experience in the mining industry representing a wide variety of corporate clients both domestic and international. His areas of expertise include contract structuring and negotiation, financing, anti-trust compliance, environmental compliance, litigation defense, mergers and acquisitions, securities, and human resources law. He earned his law degree at UCLA.
     Directors are elected at each annual meeting of Blue Pearl’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.
     As at March 23, 2007, the directors and executive officers of Blue Pearl, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,360,321 Common Shares, representing approximately 4.0% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of

Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Blue Pearl as a group is based upon information furnished by the directors and executive officers.
Cease Trade Orders, Bankruptcies, Penalties and Sanctions
     With the exception of Peter Tredger, no director or executive officer of Blue Pearl or a shareholder holding a sufficient number of securities of Blue Pearl to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Blue Pearl) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
     Mr. Tredger was a director of Armada Gold Corporation (“Armada”) from November 1993 to June 1996 and from May 1997 to June 2001. On July 15, 1999, Armada was cease traded by the British Columbia Securities Commission as a result of failure to file annual audited financial statements for the 1998 financial year. Similar orders were issued by the Alberta and Ontario securities commissions.
Conflicts of Interest
     To the best of Blue Pearl’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Blue Pearl and any director or officer of Blue Pearl, except that certain of the directors and officers serve as directors and officers of other public companies, specifically Silver Wheaton, and therefore it is possible that a conflict may arise between their duties as a director or officer of Blue Pearl and their duties as a director or officer of such other companies.
PROMOTER
     Ian J. McDonald may be considered to be a promoter of the Corporation within the meaning of applicable securities legislation. As of the date hereof, Mr. McDonald holds 1,495,247 Common Shares, representing approximately 1.4% of the outstanding Common Shares.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     Since January 1, 2004, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for the Common Shares is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.
     The warrant agent for the Warrants and the Series “A” Warrants is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS
     The only material contracts entered into by the Corporation within the financial year ended December 31, 2006 or before such time that are still in effect, other than in the ordinary course of business, are as follows:
1.	The $427 million credit facility, available under the Corporation’s profile at www.sedar.com, filed on November 3, 2006.
INTERESTS OF EXPERTS
     The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in this annual information form:
1.	William E. Roscoe, P.Eng. and John T. Postle, P.Eng. are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for the Thompson Creek Mine.
2.	Richard E. Routledge, P.Geo. and John T. Postle, P.Eng. are qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for the Endako Mine.
3.	G.H. Giroux, P.Eng., MASc is the qualified person responsible for Mineral Resource estimates for the Davidson Project.
     The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s principal mineral projects contained in this annual information form has been derived:
1.	Thompson Creek Mine — William E. Roscoe, P.Eng., Consulting Geologist at SWRPA, John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA, Stephen McMaster, P. Eng., Project Manager at Hatch, Hoe Teh, P.Eng., Senior Metallurgist at the Hatch and Pierre C. Pelletier, Environmental Consultant and President of Rescan prepared a NI 43-101 report for Blue Pearl entitled “Technical Report on the Thompson Creek Mine, located in Central Idaho, U.S.A. prepared for Blue Pearl Mining Ltd.” dated July 31, 2007.
2.	Endako Mine — Richard E. Routledge, P.Geo., Consulting Geologist at SWRPA, John T. Postle, P.Eng., Consulting Mining Engineer at SWRPA, Stephen McMaster, P. Eng., Project Manager at Hatch, Hoe Teh, P. Eng., Senior Metallurgist at Hatch and Pierre C. Pelletier, Environmental Consultant and President of Rescan prepared a NI 43-101 report for Blue Pearl entitled “Technical Report on the Endako Mine located in Northern British Columbia prepared for Blue Pearl Mining Ltd.” dated July 31, 2006.
3.	Davidson Project — G.H. Giroux, P.Eng., MASc, Consulting Geological Engineer at Giroux Consultants Ltd. prepared a report called “A Resource Evaluation of Yorke-Hardy Molybdenum-Tungsten Deposit for Patent Enforcement & Royalties Ltd.” dated December 17, 2004, amended January 12, 2005 and further amended February 16, 2005.
     Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports is contained in this annual information form under “Description of the Business”.
     None of the aforementioned firms or persons held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.
     None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

     PricewaterhouseCoopers LLP are the independent auditors of the Corporation.
AUDIT COMMITTEE
     The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.
     The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointments and reporting to the Corporation’s board of directors. A copy of the charter is attached hereto as Schedule “A”.
     The members of the Corporation’s current Audit Committee are Denis C. Arsenault, James W. Ashcroft and J. John Kalmet. As of May 10, 2007, Mr. Kalmet will no longer be a director or Audit Committee member of the Corporation and, as a result, the Audit Committee will be reconstituted. Each of Messrs. Arsenault, Ashcroft and Kalmet are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation. The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.
     The Audit Committee met four times in 2006. Each of Messrs. Arsenault, Ashcroft and Kalmet were present at all four meetings.
Relevant Education and Experience
     Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:
James W. Ashcroft — Mr. Ashcroft is a Mining Engineer and currently President of J.W. Ashcroft and Associates Ltd., a private company involved in mine safety and environmental planning. Formerly President of the Ontario Division of Inco Limited, Mr. Ashcroft had a distinguished career with Inco for 30 years. He joined Inco in 1968 in the Copper Cliff Mine Engineering department. In 1976, Mr. Ashcroft transferred to Operations where he held positions of increasing responsibility. In 1981, he was appointed Superintendent of Safety for Mining and Milling and in 1982 became Manager of the Frood-Stobie, Garson Complex. In 1987, he was appointed Manager of the Creighton Mines Complex. He transferred to the Manitoba Division in 1988 as Vice-President, Mining and in 1991 became President of the Ontario Division. Mr. Ashcroft retired from Inco in 1998.
Denis C. Arsenault — Mr. Arsenault is currently the Vice President, Finance and Chief Financial Officer of Glencairn. Prior thereto, from 2001 to 2006, he was Vice President, Finance and Chief Financial Officer of Orbus Pharma Inc. Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Vice President, Finance and Chief Financial Officer for Mond Industries (Trailmobile Canada Ltd.). Mr. Arsenault is a Chartered Accountant with more than 20 years experience.
J. John Kalmet — Mr. Kalmet was President and Chief Operating Officer of Wheaton River Minerals Ltd. from 1996 to 2002. Prior thereto, from 1989 to 1992, Mr. Kalmet was Vice President, Operations of

Canamax Resources Inc. and prior thereto, from 1964 to 1989, he was General Manager, Western Canada of Noranda Minerals Inc. Mr. Kalmet is currently a director of Glencairn Gold Corporation and a director and member of the Audit Committee of North American Tungsten Corporation Ltd. He holds a Bachelor of Applied Science from the University of Toronto and is a Professional Engineer with more than 40 years experience in the mining industry.
Pre-Approval Policies and Procedures
     The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.
External Auditor Service Fees
Audit Fees
     The aggregate audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were C$334,112, including C$27,525 paid to the Corporation’s previous auditors and C$306,587 paid to its current auditors (for the financial year ended December 31, 2005 — C$28,500 paid to the Corporation’s previous auditors).
Audit-Related Fees
     The aggregate audit-related fees billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were C$222,400, including C$183,575 paid to the Corporation’s previous auditors and C$38,825 paid to the Corporation’s current auditors (for the financial year ended December 31, 2005 — C$27,500 paid to the Corporation’s previous auditors).
Tax Fees
     The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were C$76,059, including C$5,525 paid to the Corporation’s previous auditors and C$70,534 paid to the Corporation’s current auditors (for the financial year ended December 31, 2005 — C$Nil).
All Other Fees
     The aggregate non-audit fees billed by the Corporation’s external auditors for the financial year ended December 31, 2006 were C$155,286 which was paid to the Corporation’s current auditors (for the financial year ended December 31, 2005 — C$1,000).
ADDITIONAL INFORMATION
     Additional information relating to the Corporation can be found on SEDAR at www.sedar.com; or on Blue Pearl’s website at www.bluepearl.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Corporation to be prepared in connection with the Corporation’s annual and special meeting of shareholders scheduled to be held on May 10, 2007 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2006.

SCHEDULE “A”
BLUE PEARL MINING LTD.
AUDIT COMMITTEE CHARTER
I. PURPOSE
     The Audit Committee is a committee of the Board of Directors of Blue Pearl Mining Ltd. (the “Company”). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and to the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:
•	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•	recommending the appointment and reviewing and appraising the audit work of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

•	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.
II. COMPOSITION AND MEETINGS
     The Audit Committee shall be comprised of at least three directors. Unless otherwise authorized by the Board of Directors, each Committee member shall be “independent” as such term is defined in Schedule A.
     In addition, unless otherwise authorized by the Board of Directors, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Schedule A, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.
     All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Schedule A.
     The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board held following the annual meeting of shareholders and shall hold office until the following organizational meeting of the Board or until their successors shall be duly appointed and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.
     The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related Management Discussion & Analysis prior to their publishing.
     The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall

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have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.
     As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.
     Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.
     Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of members. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, a member of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.
III. RESPONSIBILITIES AND DUTIES
To fulfill its responsibilities and duties the Audit Committee shall:
1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

3.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

4.	Report periodically to the Board of Directors.
Documents/Reports Review
5.	Review with management and the independent auditors, the organization’s interim and annual financial statements, management discussion and analysis and any reports or other financial information to be submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board of Directors prior to their filing, issue or publication.
6.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.
7.	Review with financial management and the independent auditor the Company’s financial statements, MD&As and earnings releases and any filings which contain financial information, to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.
Independent Auditor
8.	Recommend to the Board of Directors the selection of the independent auditor, consider its independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

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9.	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

11.	Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

12.	Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

13.	Periodically consult with the independent auditor in the absence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.	Arrange for the independent auditor to be available to the Audit Committee and the full Board of Directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

15.	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

16.	Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:
•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.
17.	Ensure that it is informed of each non-audit service and pre-approve any permissible non-audit services of the independent auditors, in accordance with applicable legislation. In connection with the pre-approval of permissible non-audit services, adopt specific policies and procedures for the engagement of such services,

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which detail the particular non-audit services. Such procedures must not include delegation of the committee’s responsibilities to management.
Financial Reporting Processes
18.	In consultation with the independent auditor review the integrity of the organization’s financial and accounting and reporting processes, both internal and external.

19.	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

20.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.
Process Improvement
21.	At least annually obtain and review a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

22.	Review and approve hiring policies for employees or former employees of the past and present independent auditors.

23.	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

26.	Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

27.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

28.	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

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29.	Review activities, organizational structure, and qualifications of the chief financial officer and the staff in the financial area and ensure that matters related to succession planning within the Company are raised for consideration at the full Board of Directors.
Ethical and Legal Compliance
30.	Review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code of Ethical Conduct and to review the results of confirmations and violations of such Code.

31.	Review management’s monitoring of the Company’s systems in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

32.	Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.
Risk Management
33.	Make inquiries of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

34.	Ensure that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

35.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.
General
36.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

37.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

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APPENDIX A
Independence Requirement of Multilateral Instrument 52-110
A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”) if that member has no direct or indirect relationship with the issuer, which could reasonably interfere with the exercise of the member’s independent judgment. The following individuals are considered to have a material relationship with the issuer and, as such, cannot be a member of the Audit Committee:
(a)	an individual who is, or has been, an employee or executive of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(b)	an individual whose immediate family member is, or has been, an executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(c)	an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(d)	an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(e)	an individual who is, or has been, or whose immediate family member is or has been, an executive officer of any entity if any of the issuer’s current executive officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f)	an individual who:
(i)	has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(ii)	receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation; and
(g)	an individual who is an affiliated entity of the issuer or any of it subsidiary entities.
Financial Literacy Under Proposed Multilateral Instrument 52-110
“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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